Exhibit 99.1

DESCRIPTION

This description of Québec is dated as of May 16, 2022 and appears as Exhibit 99.1 to Québec’s Annual Report on Form 18-K to
the U.S. Securities and Exchange Commission for the fiscal year ended
March 31, 2022

This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.

Table of Contents

SUMMARY	3
MAP	6
QUÉBEC	7
Overview	7
Constitutional Framework	7
Government	8
Aboriginal Peoples	8
ECONOMY	10
Economic Developments in 2021	10
Plan Nord	11
Economic Structure	13
Free Trade Agreements	21
GOVERNMENT FINANCES	23
Financial Administration	23
Consolidated Financial Transactions	24
2021-2022 Preliminary results	26
2022-2023 Forecast – Budget 2022-2023	27
Accounting Standard	27
Economic Assumptions	28
Consolidated Revenue	28
Consolidated Expenditure	32
Government Employees and Collective Unions	34
Consolidated Non-Budgetary Transactions	34
Impacts of COVID-19 pandemic	37
GOVERNMENT ENTERPRISES AND BODIES	37
Enterprises Included in the Government’s Reporting Entity	39
Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity	42
PUBLIC SECTOR DEBT	44
Government Debt	45
Guaranteed Debt	48
Funded Debt of the Municipal Sector and Other Institutions	49
WHERE YOU CAN FIND MORE INFORMATION	50
FORWARD-LOOKING STATEMENTS	50
SUPPLEMENTARY INFORMATION	51

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Québec ends on March 31. “Fiscal 2022” and “2021-2022” refer to the fiscal year ended March 31, 2022, and, unless otherwise indicated, “2021” means the calendar year ended December 31, 2021. “Fiscal 2023” and “2022-2023” refer to the fiscal year that will end on March 31, 2023. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy
(dollar amounts in millions, unless otherwise specified)
	2017	2018	2019	2020	2021
GDP at current market prices	418,674	439,685	460,252	449,051	507,653
% change - GDP in chained 2012(1)	2.9	2.9	2.8	-5.5	6.2
Household income	377,208	395,101	416,046	440,245	471,560
Capital expenditures	37,630	42,803	45,782	43,172	47,526
International exports of goods	85,291	92,375	92,196	86,293	100,182
Population at July 1 (in thousands)	8,302	8,402	8,503	8,578	8,604
Unemployment rate	6.1	5.5	5.1	8.9	6.1
Consumer Price Index - % change	1.0	1.7	2.1	0.8	3.8
Average exchange rate (USD per CAD)	0.7701	0.7718	0.7536	0.7454	0.7978
(1)	Adjusted for the effects of inflation in the currency from year to year.

Summary of Consolidated Financial Transactions
Fiscal year ending March 31(1)(2)
(dollar amounts in millions)
	2019	2020	2021	Preliminary Results 2022	(3)	Budget Forecast 2023	(5)

Own-source revenue	91,626	91,746	91,868	105,914		109,691
Federal transfers	23,120	25,228	30,716	29,547		28,790
Total consolidated revenue	114,746	116,974	122,584	135,461		138,481
Expenditure	–98,134	–106,938	–106,126	–121,874		–127,789
Debt service	–8,722	–7,676	–7,689	–8,441		–8,842
Total consolidated expenditure	–106,856	–114,614	–113,815	–130,315		–136,631
COVID-19 support and recovery measures(4)	—	–277	–12,995	–9,043		–2,355
Provision for economic risks and other support and recovery measures	—	—	—	—		–2,500
Deposits of dedicated revenues in the Generations Fund(5)	–3,477	–2,606	–3,313	–3,457		–3,445
Budgetary balance within the meaning of the Balanced Budget Act	4,413	–523	–7,539	–7,354		–6,450
Deposits of dedicated revenues in the Generations Fund	3,477	2,606	3,313	3,457		3,445
Surplus (deficit) within the meaning of the public accounts	7,890	2,083	–4,226	–3,897		–3,005
Non-budgetary transactions	–8,033	–5,044	–15,097	–7,140		–16,091
Net financial requirements	–143	–2,961	–19,323	–11,037		–19,096

(1)	Financial information is presented on a consolidated basis, as in Budget 2022-2023.
(2)	Fiscal 2019 through 2022 data have been reclassified to be on the same budgetary structure as Fiscal 2023, as in Budget 2022-2023.
(3)	The Preliminary Results 2022 are based on financial information presented as at March 31, 2022 in Budget 2022-2023, which was released on March 22, 2022. These preliminary results are subject to change.
(4)	The data represents an estimate and not an actual result.
(5)	The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This law establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)
	2018	2019	2020	2021	Preliminary Results 2022	(2)
Government Funded Debt
Borrowings- Government	189,167	182,507	187,146	206,483	214,857
Borrowings - to finance Government Enterprises	218	210	-	-	-
Government Guaranteed Debt(3)	43,160	43,054	43,839	44,831	46,225
Municipal Sector Debt	27,490	28,103	29,424	30,020	31,263
Education Institutions(4)	910	1,026	1,204	1,207	1,207
Public Sector Funded Debt	260,945	254,900	261,613	282,541	293,552
Per Capita ($)	31,431	30,339	30,765	32,937	34,116
As percentage of(5)
GDP	62.3%	58.0%	56.8%	62.9%	57.8%
Household income	69.2%	64.5%	62.9%	64.2%	62.3%

(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2022 are based on financial information available as of March 31, 2022. These preliminary results are subject to change.
(3)	Represents debt of Hydro-Québec.
(4)	Represents debt of the universities other than the Université du Québec and its constituents.
(5)	Percentages are based upon the prior calendar year’s GDP and household income.

Québec

Nunavut
Hudson Strait
Kangiqsujuaq
Nunavik Nickel
Ungava Bay
Kuujjuaq
Hudson Bay
Labrador Sea
Kuujjuarapik
Schefferville
James Bay
Radisson
La Grande Rivière
Churchill
Renard
Fermont
Matoush
Fire Lake
Project La Romaine
Manicouagan
Matagami
Bachelor
Sept-Îles
Havre-Saint-Pierre
Amos
Baie-Comeau
Gaspé
Rouyn-Noranda
Saint-Félicien
Matane
Newfoundland and Labrador
Val-d'Or
Saguenay
Mont-Joli
Golfe du Saint-Laurent
Fleuve Saint-Laurent
La Tuque
La Pocatière
Québec
New Brunswick
Prince Edward Island
Trois-Rivières
Bécancour
Ontario
Gatineau
Windsor
United States
Nova Scotia
Atlantic Ocean
Bromont
0
200 km
Mirabel
Varennes
Montréal
Longueuil
Vaudreuil-Dorion
Beauharnois
Economic Activities
Airport
Aluminum
Electricity
Electronics
Mine
Port
Chemical Products
Forestry Products
Transport
Boundaries
Northern boundary of attributable forest
Southern boundary of the area covered by Northern Territory
Borders
International border
Interprovincial border
Québec – Newfoundland and Labrador border (non-definitive)

© Gouvernement du Québec, 2016

QUÉBEC

Overview

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (8.6 million, representing 22.4% of the population of Canada, as of January 2022). The population of Québec increased on average by 0.9% per year since 2017. Over the same period, the population of Canada increased on average by 1.2% per year.

Québec has a modern, developed economy. In 2021, the service sector contributed 73.2%, the manufacturing industry 12.6%, the construction industry 7.0%, the utilities industry 3.3% and the primary sector 3.9% to real GDP in chained 2012 dollars. Québec’s real GDP represented 19.6% of Canada’s real GDP in 2021. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. The leading manufacturing industries in Québec are primary metal products (including aluminum smelting), food products, transportation equipment (including aircraft, motor vehicles and parts), wood products, fabricated metal products, chemical products, plastics and rubber products and paper products. With its significant hydroelectric resources, Québec generated 33.9% of the electricity produced in Canada in 2021.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada’s second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial parliaments as set out in the Constitution of Canada.

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each province also has exclusive authority to regulate education, health, social services, property and private law, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate and raise revenue from the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provincial parliaments. It has exclusive authority over the regulation of extraprovincial trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the “Constitution Act”) includes various modifications to the Constitution. It provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the “National Assembly”) and the government of Québec to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

Following the last general election, held on October 1, 2018, the Coalition Avenir Québec formed a majority Government. With regard to Québec’s place in Canada, the Coalition Avenir Québec pursues a policy that seeks greater economic and political autonomy, promotes Québec’s interests and focuses on strengthening Québec’s place within the federation.

Government

Legislative power in Québec is exercised by the Parliament of Québec, composed of the National Assembly and the Lieutenant Governor (the “Parliament”). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Government of Québec, composed of the Conseil exécutif and the Lieutenant Governor (the “Government”). The Conseil exécutif, which consists of the Prime Minister and all other ministers, is accountable to the National Assembly. The Lieutenant Governor, which is a federal government appointee, always acts with, or on the recommendation of, the Prime Minister or the Conseil exécutif.

The National Assembly consists of 76 members of the Coalition Avenir Québec, 27 members of the Québec Liberal Party, 10 members of Québec solidaire, 7 members of the Parti Québécois and 5 independent members. The next general election will be held on October 3, 2022, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister.

Aboriginal Peoples

Over the past 25 years various aboriginal communities have initiated legal actions to have the existence of their alleged aboriginal rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The existing aboriginal and treaty rights of aboriginal peoples of Canada are recognized under section 35 of the Constitution Act, 1982. Taken as a whole, aboriginal peoples are claiming $10.1 billion in damages and interest through these actions.

Included among these legal actions are five claims for damages and interest filed as part of efforts to contest the validity of a provision of a federal statute, the James Bay and Northern Québec Native Claims Settlement Act, S.C. 1977, c.32 (the “JBNQ Act”) which implements the 1975 James Bay and Northern Québec Agreement (the “JBNQA”). The effect of that provision was to extinguish all aboriginal claims, rights, titles and interests, regardless of their nature, in respect of the territory covered by the JBNQA (which includes territorial regions of James Bay and Nunavik north of the 49th parallel). The following bands or communities initiated legal actions regarding the JBNQA Act:

—	The Innu community of Pessamit seek $75 million in compensation for the alleged loss of enjoyment of their aboriginal rights for more than 25 years; alternatively, they claim $250 million as fair compensation in the event the Court concludes that their aboriginal rights have been extinguished; this case is currently suspended;
—	The Innu community of Uashat-Maliotenam are claiming compensation for an aggregate amount of $1.5 billion in damages and interest and revenue sharing for the alleged unlawful use and management of the lands, including with respect to hydroelectric facilities. Part of the territory that is covered by this claim overlaps with the JBNQA territory; Québec and Hydro-Québec are contesting this claim; the portion of the claim related to the JBNQA territory is suspended indefinitely;
—	The Atikamekw are claiming compensation for an aggregate amount of $300 million in damages and interest; Québec is contesting this claim, which was officially suspended through 2012 and has remained inactive since then;

—	The Matimekush Lac-John Innu community is claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim; and
—	The Abitibiwinni (Pikogan), Lac Simon, Long Point (Winneway) and Kitcisakik Québec Algonquin communities and the Wahgoshig Ontario Algonquin community are claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim.

In addition, legal actions have been filed by three Innu communities (Essipit, Pekuakamiulnuatsh, and Nutashkuan), seeking an aggregate compensation of $3 billion in damages and interest and recognition of aboriginal rights and aboriginal title with respect to their alleged traditional territories. Ongoing negotiations are being held between the governments and these three Innu communities with the aim of concluding a final agreement concerning their overall land claims.

Three other legal actions seeking damages and interest have been filed by aboriginal plaintiffs to obtain compensation for alleged infringements of their rights over their alleged traditional territories:

—	The Innu community of Pessamit is claiming compensation for an aggregate of $500 million in damages and interest and revenue sharing for the alleged unlawful use and management of land in respect of hydroelectric facilities; Québec and Hydro-Québec are contesting this claim;
—	The Innu community of Pessamit is also claiming compensation for an aggregate of $1 billion in damages and interests against Québec and Canada for the alleged infringement of its aboriginal rights in relation with forest development, $2.1 billion against Québec for breach of its alleged right to develop the forest resource and $50 million in damages and interests against Québec and a forest company for logging activities carried out on René-Levasseur Island; this case is currently suspended; and
—	Several members of the Uashat-Maliotenam community near Sept-Îles are claiming compensation for an aggregate of $350 million in damages and interest in respect of aboriginal title and aboriginal rights on a vast territory located north of Sept-Îles; Québec is contesting this claim.

ECONOMY

Economic Developments in 2021

Canada. Gross domestic product (“GDP”) adjusted for inflation in chained 2012 dollars (“real GDP”), as published in the National Economic Accounts on March 1, 2022, increased at a rate of 4.6% in 2021, compared to a decrease of 5.2% in 2020. This increase was mainly attributable to the growth of consumer spending and residential investment. Final domestic demand increased by 5.5% in real terms in 2021, compared to a decrease of 4.1% in 2020. Real consumer spending increased by 5.2% in 2021, compared to a decrease of 6.2% in 2020. International exports increased by 1.4% in volume and by 18.2% in value in 2021, compared to decreases of 9.7% and 13.0%, respectively, in 2020. Imports increased by 7.4% in volume and by 9.9% in value in 2021, compared to decreases of 10.8% in volume and 11.3% in value in 2020.

In real terms, non-residential investment increased by 2.6% in 2021, the result of increases of 4.5% in the government sector and 1.9% in the business sector. Residential investment increased by 15.4% in 2021, due to a 24.8% increase in housing starts. Government expenditure on goods and services increased by 4.9% in 2021.

The Consumer Price Index (“CPI”) increased by 3.4% in 2021. Overall employment increased by 4.8% in 2021, while the unemployment rate decreased to 7.5% from 9.5% in 2020.

Québec. Real GDP, as published in the Québec Economic Accounts on March 24, 2022, increased at a rate of 6.2% in 2021, compared to a decrease of 5.5% in 2020. Final domestic demand increased by 5.6% in real terms in 2021, compared to a 3.8% decrease in 2020. Real consumer spending increased by 5.9% in 2021, compared to a decrease of 6.1% in 2020. International exports increased by 3.4% in volume and by 14.1% in value in 2021, compared with decreases of 9.9% in volume and 9.0% in value in 2020. International imports increased by 9.6% in volume and by 13.1% in value in 2021, compared with decreases of 11.3% in volume and 11.9% in value in 2020.

In real terms, non-residential investment increased by 2.0% in 2021, the result of a 3.3% increase in the business sector which was partially offset by a decrease of 0.4% in the public sector. Residential investment increased by 12.6% in 2021.

The CPI increased by 3.8% in 2021. Overall employment increased by 4.1% in 2021 while the unemployment rate decreased to 6.1% from 8.9% in 2020.

Impacts of the COVID-19 pandemic on the Québec economy

In Québec, the public health measures forced a shutdown of activities in the spring of 2020. This pause brought about a recession, that is, a decline in real GDP for at least two quarters in a row. Output declined by 3.3% and 11.7% in the first and second quarters of 2020, respectively. After a significant contraction in economic activity, Québec's economy has started growing again. Growth of 12.8% and 1.6% were observed in the third and fourth quarters of 2020 respectively.

Québec economy recovered impressively in 2021, supported by the easing of public health restrictions and the high vaccination rate. In 2021, GDP grew 6.2%, following a 5.5% decline in 2020. Real GDP is forecast to grow by 2.7% in 2022 according to Budget 2022-2023.

The COVID-19 pandemic has also raised significant challenges for the global supply chain that sustain inflationary pressures. This is a result of unprecedented demand for goods paired with ongoing restrictions on travel and production. Moreover, the strong recovery of economic activity in 2021 and the war in Ukraine in 2022 have caused commodity prices, especially energy prices, to soar.

Plan Nord

The Plan Nord territory covers nearly 1.2 million square kilometers and accounts for 72% of Québec’s geographic area. It contains a large variety of mineral resources, including gold, iron and rare earths, as well as clean and renewable energy resources.

The Government seeks to develop the Plan Nord territory’s natural resources and intends to invest to support large-scale strategic development projects, including roads, social housing, training facilities and national parks and to implement actions in areas such as tourism, culture and education. These investments are made through the Société du Plan Nord, an agency created in 2015 to coordinate Government’s action for the Plan Nord territory’s development.

Following the end of its first action plan for 2015-2020, the Société du Plan Nord presented in December 2020 its action plan for 2020-2023 in accordance with the government’s development priorities. In March 2016, in order to accelerate the development of mining projects in the Labrador Trough region, the Government acquired the rail and port facilities at Pointe-Noire, near the Sept-Îles port. The Government now manages and develops these industrial facilities in a multi-user approach, through the Société Ferroviaire et Portuaire de Pointe-Noire Limited Partnership (“SFPPN”).

The Government also invests, through the Natural Resources and Energy Capital Fund (formerly known as the Capital Mines and Hydrocarbon Fund), to acquire equity interests in companies that extract mineral substances from land in the “domain of the State” (i.e. Québec) and, under certain conditions, in companies that process such substances. The Natural Resources and Energy Capital Fund has a capitalization of $1 billion. In order to support the utilization and processing of all natural resources, as provided by Budget 2019-2020, the scope of the Natural Resources and Energy Capital Fund has been extended to projects related to all natural resources and energy development such as forestry and green energy.

Table 1

Main Economic Indicators of Québec(1)
(dollar amounts in millions, except for per capita amounts)
	2017	2018	2019	2020	2021	Compound Annual Rate of Growth 2017-2021
GDP
At current market prices	418,674	439,685	460,252	449,051	507,653
	4.9%	5.0%	4.7%	-2.4%	13.1%	4.9%
In chained 2012 dollars	385,620	396,918	407,954	385,599	409,473
	2.9%	2.9%	2.8%	-5.5%	6.2%	1.8%
Per capita	46,449	47,242	47,975	44,951	47,588
	1.9%	1.7%	1.6%	-6.3%	5.9%	0.9%
Household income	377,208	395,101	416,046	440,245	471,560
	4.4%	4.7%	5.3%	5.8%	7.1%	5.5%
Per capita	45,435	47,026	48,927	51,321	54,804
	3.5%	3.5%	4.0%	4.9%	6.8%	4.5%
Capital expenditures	37,630	42,803	45,782	43,172	47,526
	8.2%	13.7%	7.0%	-5.7%	10.1%	6.4%
Value of manufacturers' shipments	154,319	163,740	170,352	153,253	183,483
	7.9%	6.1%	4.0%	-10.0%	19.7%	5.1%
Retail trade	125,852	130,728	132,396	132,870	152,011
	5.6%	3.9%	1.3%	0.4%	14.4%	5.0%

	(In thousands of persons)
Population (at July 1)	8,302	8,402	8,503	8,578	8,604
	0.9%	1.2%	1.2%	0.9%	0.3%	0.9%
Labor Force	4,428	4,467	4,541	4,498	4,548
	1.3%	0.9%	1.7%	-1.0%	1.1%	0.8%
Participation rate (percentage)	64.7%	64.5%	64.9%	63.8%	64.1%
Employment	4,159	4,222	4,308	4,100	4,269
	2.5%	1.5%	2.0%	-4.8%	4.1%	1.0%
Unemployment rate (percentage)	6.1%	5.5%	5.1%	8.9%	6.1%

	(2002=100)
CPI	126.9	129.0	131.7	132.8	137.8
	1.0%	1.7%	2.1%	0.8%	3.8%	1.9%

(1)	Unless otherwise indicated, percentages are percentage changes from the previous year.

Sources : Institut de la statistique du Québec and Statistics Canada.

Economic Structure

In 2021, Québec accounted for 19.6% of Canada’s real GDP. The service sector accounted for 73.2% of Québec’s real GDP, compared with 23.0% for the secondary sector and 3.9% for the primary sector. Québec’s economy is influenced by developments in the economies of its major trading partners, especially the United States, which is Québec’s largest export market. In 2021, the value of exports (including to other Canadian provinces) represented 45.2% of Québec’s GDP.

The following table shows the contribution of each sector to real GDP, which includes net taxes (taxes less subsidies), paid on factors of production. GDP is a measure of value added (the total value of goods delivered and services rendered less the cost of materials and supplies, fuel and electricity).

Table 2
Real Gross Domestic Product by Sector at Basic Prices in Chained 2012 Dollars(1)
(dollar amounts in millions)
					% of total 2020			% of total 2021
	2017	2018	2019	2020	Québec	Canada	2021	Québec	Canada
Primary Sector
Agriculture, forestry, fishing and hunting	7,174	7,133	7,264	6,953	1.9	2.3	7,383	2.0	2.0
Mining and oil and gas extraction	7,580	7,971	8,083	7,485	2.1	7.6	7,501	2.0	7.7
	14,754	15,104	15,347	14,438	4.0	9.8	14,883	3.9	9.7
Secondary Sector
Manufacturing	47,991	49,447	50,337	45,342	12.7	9.5	47,791	12.6	9.5
Construction	23,048	24,136	25,310	24,709	6.9	7.5	26,508	7.0	7.5
Utilities	12,409	12,780	12,823	12,304	3.4	2.2	12,522	3.3	2.1
	83,448	86,363	88,469	82,355	23.0	19.2	86,822	23.0	19.1
Service Sector
Community, business and personal services	103,029	106,029	108,987	99,755	27.9	24.9	107,005	28.3	25.5
Finance, insurance and real estate	62,991	64,720	66,519	67,387	18.8	21.3	69,279	18.3	21.0
Wholesale and retail trade	39,926	41,305	42,002	41,316	11.5	10.5	45,097	11.9	10.6
Governmental services	26,442	27,250	28,008	28,026	7.8	7.0	29,393	7.8	6.9
Transportation and warehousing	15,511	16,003	16,640	12,734	3.6	3.8	13,240	3.5	3.7
Information and cultural services	11,539	11,992	12,548	12,165	3.4	3.5	12,495	3.3	3.5
	259,437	267,300	274,702	261,383	73.1	70.9	276,509	73.2	71.2
Real GDP	357,097	368,215	378,018	357,742	100.0	100.0	377,909	100.0	100.0

(1)	North American Industrial Classification System (NAICS) in chained 2012 dollars. For the chained 2012 dollars, the aggregate amounts are not equal to the sums of their components.

Sources: Institut de la statistique du Québec and Statistics Canada.

Primary Sector. In 2021, the primary sector, which includes agriculture, forestry, fishing and hunting and mining and oil and gas extraction, contributed 3.9% to real GDP and accounted for 2.2% of employment in Québec. Québec’s forests, covering 905,810 square kilometers, or 349,735 square miles, are among its most important natural resources. Québec’s logging operations were estimated to have generated revenue of $2.072 billion from sales to domestic and foreign customers in 2020. In 2021, the value of fabricated wood products shipments increased by 43.4% and the value of exports increased by 61.2%. In mining and oil and gas extraction, which represented 53.4% of the primary sector in 2021, production is concentrated mainly in gold, stone, cement and copper. In 2019, the value of mineral production amounted to $11.9 billion.

Secondary Sector. In 2021, the secondary sector, which consists of the utilities, manufacturing and construction industries, contributed 23.0% to real GDP and accounted for 18.7% of employment in Québec. In terms of real GDP, the construction industry increased by 7.3% and the utilities industry increased by 1.8% in 2021 over 2020. In 2021, real GDP in the manufacturing industry increased by 5.4% and employment increased by 4.2%. The strong GDP growth from Québec’s trading partners explains the increase in manufacturing real GDP. The manufacturing industries that showed the strongest growth are non-metallic mineral product manufacturing (24.2% in real GDP and −4.2% in employment), miscellaneous manufacturing (21.4% in real GDP and 11.2% in employment), furniture and related product manufacturing (14.5% in real GDP and 11.7% in employment), plastics and rubber products manufacturing (13.1% in real GDP and 6.2% in employment) and machinery manufacturing (12.1% in real GDP and 5.7% in employment). The manufacturing industries that showed declines are printing and related support activities (−9.2% in real GDP and 4.2% in employment), clothing and leather and allied products (−4.9% in real GDP and −2.8% in employment), paper manufacturing (−2.8% in real GDP and 2.8% in employment), chemical manufacturing (−2.4% in real GDP and −1.9% in employment), aerospace product and parts manufacturing (−2.3% in real GDP and −4.4% in employment) and textile (−1.1% in real GDP and −0.1% in employment).

The leading manufacturing industries in Québec are primary metal products (including aluminum smelting), food products, transportation equipment (including aircraft, motor vehicles and parts), wood products, fabricated metal products, chemical products and plastics and rubber products manufacturing. Durable goods accounted for 58.6% of manufacturing real GDP and 60.1% of manufacturing employment. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world’s leading producers of aluminum.

Table 3

Value of Manufacturer's Shipments(1)
(dollar amounts in millions)
	2017	2018	2019	2020	% of total 2020	2021	% of total 2021
Primary metal manufacturing	20,702	21,567	21,386	20,986	13.7	28,830	15.7
Food manufacturing	23,693	23,975	24,914	24,809	16.2	28,471	15.5
Transportation equipment manufacturing	20,240	20,733	23,462	17,873	11.7	17,415	9.5
Wood product manufacturing	8,156	8,660	8,251	9,055	5.9	12,982	7.1
Fabricated metal product manufacturing	9,278	10,539	11,507	10,186	6.6	12,869	7.0
Chemical manufacturing	9,061	10,051	10,519	9,784	6.4	10,756	5.9
Plastics and rubber products manufacturing	7,757	8,023	7,922	7,767	5.1	9,328	5.1
Paper manufacturing	9,284	10,239	9,469	9,219	6.0	9,258	5.0
Machinery manufacturing	6,301	7,786	8,791	7,445	4.9	8,200	4.5
Beverage and tobacco product manufacturing	4,628	4,803	5,061	5,323	3.5	5,467	3.0
Furniture and related product manufacturing	3,952	4,200	4,134	3,756	2.5	4,468	2.4
Non-metallic mineral product manufacturing	3,021	3,154	3,590	3,243	2.1	4,150	2.3
Others(2)	28,245	30,010	31,347	23,806	15.5	31,289	17.1
TOTAL	154,319	163,740	170,352	153,253	100.0	183,483	100.0

(1)	North American Industrial Classification System (NAICS).
(2)	Including notably, electrical equipment, appliance and component manufacturing, miscellaneous manufacturing, non-metallic mineral product manufacturing and printing and related support activities.

Source : Statistics Canada.

Service Sector. The service sector includes a wide range of activities such as community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. In 2021, the service sector contributed 72.9% to real GDP and accounted for 79.1% of employment in Québec.

In terms of real GDP, the following sectors recorded an increase in 2021: wholesale and retail trade (10.0%), community, business and personal services (8.2%), governmental services (5.0%), transportation and warehousing (2.4%), finance, insurance and real estate (2.2%) and information and cultural services (1.4%). No sector recorded a decrease. Due to Québec’s large territory, transportation facilities are essential to the development of its economy. Waterway transportation is provided mainly through the St. Lawrence River Seaway. Highway, rail and air transportation systems service the populated areas, with higher concentrations in the metropolitan areas of Montréal and Ville de Québec.

The financial sector includes large Canadian and foreign banks, insurance companies and other private financial institutions, cooperative institutions and Government financial intermediary enterprises and fiduciary Government bodies, including the Caisse de dépôt et placement du Québec (the “Caisse”), which is one of the largest institutional fund managers in North America.

Capital Expenditures. In 2021, the value of total non-residential capital expenditures increased by 10.1% in Québec. Non-residential capital expenditures increased by 9.7% in the private sector and by 10.5% in the public sector.

The increase in non-residential capital expenditures resulted from increases in mining and oil and gas extraction (31.8%), information, cultural and other utilities (27.4%), construction (21.3%),manufacturing (13.3%), transportation and warehousing (6.8%) and governmental, educational, health and social services (6.6%).These increases were partially offset by decreases in finance, insurance and real estate operators (−16.2%), agriculture, forestry, fishing and hunting (−15.7%), and wholesale and retail trade (−9.3%).

Table 4
Private and Public Sectors Capital Expenditures in Québec
(dollar amounts in millions)
					% of Total		% of Total
	2017	2018	2019	2020	2020	2021	2021

Non-residential Investment:
Governmental, educational, health and social services	11,112	14,241	14,411	13,665	31.7	14,561	30.6
Information, cultural and other utilities	8,148	7,100	7,213	6,791	15.7	8,653	18.2
Transportation and warehousing	3,654	5,165	5,669	5,904	13.7	6,304	13.3
Manufacturing	3,849	4,192	5,379	4,650	10.8	5,266	11.1
Mining and oil and gas extraction	1,767	2,035	1,980	1,853	4.3	2,442	5.1
Finance, insurance and real estate operators	2,860	2,925	3,264	2,694	6.2	2,257	4.7
Construction	1,306	1,315	1,368	1,301	3.0	1,578	3.3
Other(1)	4,933	5,831	6,499	6,315	14.6	6,465	13.6
	37,630	42,803	45,782	43,172	100.0	47,526	100.0

Private sector	18,778	20,651	23,403	21,517	49.8	23,601	49.7
Public sector	18,852	22,151	22,379	21,655	50.2	23,924	50.3
	37,630	42,803	45,782	43,172	100.0	47,526	100.0
(1) Other includes business services, accomodation and other services, wholesale and retail trade and agriculture, forestry and hunting.
Source: Statistics Canada

Labor Force. In 2021, the labor force in Québec was estimated at 4.5 million persons, an increase of 1.1% from 2020. The participation rate for 2021 was estimated at 64.1% in Québec, compared to 65.1% in Canada. Total employment increased by 4.1% in 2021 in Québec, compared to a 4.8% increase in Canada. The unemployment rate in Québec decreased to 6.1% from 8.9% in 2020, while the unemployment rate in Canada decreased to 7.5% from 9.5% in 2020.

Energy. Of the total energy consumed in Québec in 2019 (the most recent year for which information is available), energy derived from electricity accounted for 39.5%, oil for 37.5%, natural gas for 14.2%, biomass for 7.7% and coal for 1.0%.

Québec generates approximately one-third of all electricity produced in Canada and is one of the largest producers of hydroelectricity in the world. In 2019, 99.7% of all electricity produced in Québec was from renewable sources. More than 41,200 megawatts (“MW”) of hydroelectric capacity (including the capacity of independent producers but excluding the firm capacity currently available from Churchill Falls (Labrador) Corporation Limited) was installed on December 31, 2019. Of the total electricity produced in Québec in 2019, 16.6% (based on sales volume) was exported to the United States and to other Canadian provinces, compared with 17.5% in 2018.

Exports and Imports. In 2021, Québec’s exports of goods and services totaled $229.6 billion of which $139.4 billion (60.7%) was international exports and $90.2 billion (39.3%) was interprovincial exports. Québec’s imports of goods and services totaled $233.3 billion, of which $155.3 billion (66.6%) were international imports and $78.0 billion (33.4%) were interprovincial imports. Québec’s international exports represented 18.2% of Canada’s total exports. In 2021, Québec’s external sector (as defined by the Economic Accounts of the Institut de la statistique du Québec) registered an overall deficit of $3.7 billion, including a deficit of $15.9 billion on international trade and a surplus of $12.2 billion on interprovincial trade. In 2020, Québec registered an overall deficit of $7.2 billion, including a deficit of $15.2 billion on international trade and a surplus of $8.0 billion on interprovincial trade. Québec’s international exports of goods are diversified: in 2021, aluminum and articles thereof had the largest export share, accounting for 10.4% of the total. Nuclear reactors, boilers, machinery and mechanical appliances ranked second with 8.9% and aircrafts and spacecrafts ranked next with 8.7%. International exports of goods originating from Québec, calculated by the Institut de la Statistique du Québec from data on Canada’s total exports of goods, were $100.2 billion for 2021 compared with $86.3 billion in 2020, a progression of 16.1%.

Increases occurred in the value of exports of wood and articles thereof (+53.2%), mineral fuels and mineral oils (+45.8%), aluminum and articles thereof (+43.5%), copper and articles thereof (+43.1%), plastics and articles thereof (+18.3%), ores, slag and ash (+12.6%), nuclear reactors, boilers, machinery and mechanical appliances (+8.1%), electrical or electronic machinery and equipment (+7.1%), paper, paperboard and articles made from these materials (+6.1%), motor vehicles, trailers, bicycles, and motorcycles and other similar vehicles (+4.4%) and aircraft and spacecraft (+1.4%).

The United States is Québec’s principal international export market, accounting for 70.6% of its international exports of goods in 2021. The balance of international exports is broadly distributed: Europe (12.2%), Asia excluding Middle East (10.2%), Middle East (1.8%), and the rest of the world (5.2%). The share of international exports to destinations other than the United States declined from 32.5% in 2011 to 29.4% in 2021.

Québec’s international exports and imports of services are also diversified, as reflected in tables 7 and 8, which include the most recently available data.

Table 5
Quebec's International Exports of Goods
(dollars amounts in millions)
	2017	2018	2019	2020	% of total 2020	2021	% of total 2021
Aluminum and Articles Thereof	8,004	8,140	7,066	7,241	8.4	10,390	10.4
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	8,803	9,962	10,246	8,263	9.6	8,932	8.9
Aircrafts and Spacecrafts	8,976	9,814	10,322	8,616	10.0	8,735	8.7
Ores, Slag and Ash	3,195	3,845	4,374	5,586	6.5	6,290	6.3
Wood and Articles of Wood (Incl. Wood Charcoal)	3,588	3,511	3,339	3,847	4.5	5,895	5.9
Paper, Paperboard and Articles Made From These Materials	4,782	5,374	5,059	4,425	5.1	4,696	4.7
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles)	4,407	4,939	5,493	4,462	5.2	4,658	4.6
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	3,521	4,295	3,538	2,785	3.2	4,061	4.1
Copper and Articles Thereof	2,870	3,068	2,748	2,632	3.1	3,768	3.8
Plastics and Articles Thereof	2,908	3,017	3,027	3,050	3.5	3,608	3.6
Electrical or Electrononic Machinery and Equipment	3,335	3,484	3,588	3,004	3.5	3,216	3.2
Other goods(1)	30,904	32,927	33,396	32,382	37.5	35,933	35.9
Total	85,291	92,375	92,196	86,293	100.0	100,182	100.0

(1)	The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as meat and edible meat offal, optical, medical, photographic, scientific and technical instrumentation and pearls, precious stones or metals, coins and jewellery.

Source: Institut de la statistique du Québec, customs basis.

Table 6
Quebec's International Imports of Goods
(dollar amounts in millions)
	2017	2018	2019	2020	% of Total 2020	2021	% of Total 2021
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	16,499	17,164	17,281	13,725	15.4	16,229	15.8
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	11,658	13,712	15,705	13,445	15.1	13,609	13.2
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	11,092	14,119	12,493	5,661	6.3	8,751	8.5
Electrical or Electrononic Machinery and Equipment	6,729	7,102	7,204	6,543	7.3	7,155	7.0
Pharmaceutical Products	3,081	2,971	3,320	3,263	3.7	3,911	3.8
Aircrafts and Spacecrafts	3,526	4,083	5,348	3,943	4.4	3,847	3.7
Pearls, Precious Stones or Metals, Coins and Jewellery	1,472	1,510	1,295	3,089	3.5	3,405	3.3
Plastics and Articles Thereof	2,533	2,578	2,672	2,507	2.8	3,024	2.9
Optical, Medical, Photographic, Scientific and Technical Instrumentation	2,477	2,533	2,624	2,300	2.6	2,366	2.3
Iron and Steel	1,101	1,370	1,260	1,051	1.2	2,353	2.3
Inorganic Chemicals and Compounds of Precious Metals and Radioactive Elements	2,245	2,645	2,086	1,936	2.2	2,223	2.2
Other goods(1)	31,012	33,958	33,513	31,867	35.7	35,961	35.0
Total	93,426	103,745	104,803	89,330	100.0	102,833	100.0

(1)	The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as beverages, spirits and vinegar, rubber and articles thereof, woven clothing and articles of apparel.

Source: Institut de la statistique du Québec, customs basis.

Table 7
Quebec's International Exports of Services
(dollar amounts in millions)
	2015	2016	2017	% of total 2017	2018	% of total 2018
Wholesale and retail sales	7,492	8,194	8,191	24.2	8,291	22.5
Transportation and related services	6,706	6,946	7,339	21.7	8,040	21.9
Professional services	5,318	5,544	5,867	17.3	7,120	19.4
Finance, Insurance and real estate	3,423	3,677	3,673	10.9	3,967	10.8
Accommodation and food services	2,151	2,564	2,740	8.1	2,998	8.2
Administrative services	2,788	2,912	2,932	8.7	2,834	7.7
Information and cultural services	1,592	1,695	1,577	4.7	1,796	4.9
Health, education and public administration	616	715	897	2.6	1,059	2.9
Arts, entertainment and recreation services	466	529	574	1.7	604	1.6
Other services	61	64	61	0.2	72	0.2
Total	30,613	32,838	33,851	100.0	36,782	100.0
Source: Statistics Canada, input-output tables.

Table 8
Quebec's International Imports of Services
(dollar amounts in millions)
	2015	2016	2017	% of total 2017	2018	% of total 2018
Finance, Insurance and real estate	4,993	5,594	5,561	24.0	5,898	23.4
Accommodation and food services	3,894	3,970	4,148	17.9	4,111	16.3
Administrative services	2,603	2,915	3,331	14.4	3,694	14.7
Professional services	2,405	2,383	2,695	11.6	3,438	13.7
Transportation and related services	2,657	2,840	3,032	13.1	3,337	13.3
Information and cultural services	1,876	1,986	2,230	9.6	2,423	9.6
Arts, entertainment and recreation services	990	1,026	1,102	4.8	1,104	4.4
Health, education and public administration	543	555	566	2.4	574	2.3
Wholesale and retail sales	213	258	286	1.2	322	1.3
Other services	224	223	224	1.0	273	1.1
Total	20,399	21,749	23,173	100.0	25,174	100.0
Source: Statistics Canada, input-output tables.

Table 9
Selected Trade Indicators for Québec
(dollar amounts in millions)
	2017	2018	2019	2020	2021
Exports of Goods and Services	194,701	208,103	215,210	199,983	229,592
Exports to other countries	120,683	130,254	134,194	122,181	139,427
Exports of goods to other countries	97,496	104,750	106,353	97,670	113,557
Exports of services to other countries	23,187	25,504	27,841	24,511	25,871
Exports to other provinces	74,018	77,849	81,016	77,802	90,164
Exports of goods to other provinces	37,962	39,965	41,831	40,662	49,846
Exports of services to other provinces	36,056	37,884	39,185	37,140	40,319
Ratio of Exports to Nominal GDP	47	47	47	45	45
Imports of Goods and Services	212,006	224,471	229,369	207,216	233,282
Imports from other countries	144,481	152,949	155,959	137,378	155,318
Imports of goods from other countries	121,729	128,246	129,596	115,250	132,927
Imports of services from other countries	22,752	24,703	26,363	22,128	22,391
Imports from other provinces	67,525	71,522	73,410	69,838	77,964
Imports of goods from other provinces	26,506	29,791	30,752	28,577	33,600
Imports of services from other provinces	41,019	41,731	42,658	41,261	44,365
Balance of Goods and Services	-17,305	-16,368	-14,159	-7,233	-3,691
Balance with other countries	-23,798	-22,695	-21,765	-15,197	-15,891
Balance with other provinces	6,493	6,327	7,606	7,964	12,200
Sources : Institut de la statistique du Québec and Statistics Canada, balance of payments.

Free Trade Agreements

Canada is a member of the World Trade Organization (“WTO”) and has also signed other trade agreements in order to promote commerce with economic partners. In 1989, the United States and Canada entered into a free trade agreement (“FTA”), which has led to the gradual elimination of tariffs on goods and services between the two countries and to the liberalization of trade in several sectors including energy. The FTA provides for a binding binational review of domestic determinations in anti-dumping and countervailing duty cases and for binational arbitration of disputes between Canada and the United States as to either’s compliance with the FTA or with the rules of the WTO.

In 1994, the North American Free Trade Agreement (“NAFTA”) between Canada, the United States and Mexico entered into force, which resulted, with a few exceptions, in the elimination of tariffs on goods between the three nations.

In October 2018, Canada, the United States and Mexico entered into an agreement-in-principle on a modernized trade agreement to replace NAFTA. The new agreement, called the Canada-United States-Mexico Agreement (“CUSMA”), maintains the tariff-free market access from the original NAFTA, and includes updates and new chapters to address modern-day trade challenges and opportunities. The CUSMA entered into force on July 1, 2020.

Canada is part of the WTO Government Procurement Agreement which provides Canadian suppliers access to U.S. federal contracts as well as some U.S. state government procurement. Quebec has committed to offer suppliers from signatory countries access to certain of its government procurement markets.

Canada has effective free trade agreements with multiple Latin American countries (Chile, Colombia, Costa Rica, Honduras, Panama and Peru), the European Union (“CETA”), the member states of the European Free Trade Association (Norway, Switzerland, Iceland and Liechtenstein), Ukraine, Israel, Jordan and South Korea. Following the withdrawal of the United Kingdom (UK) from the European Union, the Canada-United Kingdom Trade Continuity Agreement entered into force on April 1, 2021, preserving preferential market access for both Canadian and UK businesses. On March 24, 2022, Canada and the UK formally announced the launch of negotiations for a comprehensive and permanent bilateral free trade agreement.

In March 2018, Canada signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). Canada was joined in signing the CPTPP by Australia, Brunei, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam. The CPTPP is currently in force among eight countries which have ratified the agreement: Canada, Australia, Japan, Mexico, New Zealand, Singapore, Vietnam and Peru.

Canada also has ongoing free trade negotiations with India, the Pacific Alliance, Mercosur (Argentina, Brazil, Paraguay and Uruguay), Indonesia and the ASEAN.

In addition to FTAs, Canada is party to over 40 bilateral foreign investment promotion and protection agreements, notably with China, Poland, Argentina and Hong Kong.

Softwood Lumber Dispute For many years, U.S. forest products interests including lumber producers and various labor unions have pursued allegations that softwood lumber imports from Canada were subsidized by the federal and provincial governments. In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement (“SLA”).

In accordance with Article XVIII of the SLA, the United States undertook not to initiate trade actions under its domestic legislation in respect of Canadian softwood lumber for a period of 12 months following the expiration of the SLA. This “stand-still” period expired in October 2016.

In November 2016, the U.S. Lumber Coalition filed a petition with the U.S. Department of Commerce (“DOC”), seeking the imposition of duties on certain softwood lumber products imported from Canada. The DOC initiated an investigation and in November 2017, imposed antidumping and countervailing duties at various rates to be applied to Canadian softwood lumber exports. In November 2021, following its second administrative review of the lumber investigation, the DOC announced revised rates of duties. Consequently, since December 2021, the average Canadian combined rate has been increased from 8.99% to 17.90% (6.31% countervailing duties and 11.59% antidumping duties). For Resolute Forest Products, the combined has risen from 20.25% to 29.66% (18.07% countervailing duties and 11.59% antidumping duties).

On January 31, 2022, the DOC published the preliminary results of the third administrative review. Preliminary rate is 11.64% (6.88% countervailing duties and 4.76% antidumping duties). For Resolute Forest Products, the combined rate is 20.24% (15.48% countervailing duties and 4.76% antidumping duties). These preliminary rates are not currently applied but are an indication of how the rates could be announced by the DOC in the final determination of the third administrative review which is expected in August 2022.

Canada is contesting the imposition of duties by the U.S. under chapter 19 of NAFTA, under chapter 10 of USMCA and under the dispute resolution process of the WTO. Quebec supports the efforts of the Canadian federal government to finding a negotiated solution to the Softwood Lumber Dispute, through the conclusion of a new Softwood Lumber Agreement.

Duties applied on aluminum and steel exports In March 2018, following a DOC investigation into the impact of aluminum and steel imports on U.S. national security, the U.S. announced tariffs of 10% on aluminum and 25% on steel imported into the U.S. form all sources. After negotiations between the two countries, Canada is exempted since May 2019 with regard to steel and since September 2020 with regard to aluminum. The exemption remains in place.

GOVERNMENT FINANCES

Financial Administration

The Minister of Finance is responsible for the general administration of Government finances. The Financial Administration Act and the Balanced Budget Act govern the management of public funds in Québec and the Public Administration Act governs the management of the Government’s financial, human, physical and informational resources.

The Minister of Finance also manages the Generations Fund, which was established in June 2006 pursuant to the Act to reduce the debt and establish the Generations Fund in order to reduce the Government’s debt burden.

The Government adopts Orders in Council that authorize the Minister of Finance to conclude financial contracts, including those pertaining to the Government’s borrowings. The Conseil du trésor adopts the accounting policies that the Minister of Finance develops and proposes.

Government accounts are maintained according to the accrual accounting method in accordance with CPA Canada’s Public Sector Accounting Standards. The Government’s fiscal year ends on March 31. The Auditor General of Québec is responsible for auditing the Government’s consolidated financial statements and reporting each year on them to the National Assembly. Quebec’s Consolidated Revenue Fund consists of all money received or collected from any source over which the Parliament has the power of appropriation. Appropriations from the Consolidated Revenue Fund and the consolidated budget are published at the beginning of each fiscal year.

The Government reports on a fully consolidated basis. The Government’s consolidated financial statements include the financial operations of the National Assembly, the persons that it designates, Government departments and all bodies, funds and enterprises under the Government’s control.

The consolidated transactions are broken down into “budgetary,” “non-budgetary” and “financing” transactions.

—	Budgetary transactions include:
—	revenues comprising taxes, fees, permits, the net results of Government enterprises, federal government transfers and miscellaneous sources; and
—	all expenditures including transfer expenditures, remuneration and debt service.
—	Non-budgetary transactions include changes in the investments, loans and advances granted by the Government, mainly to its own enterprises, changes in the Government’s capital investments, changes in the liabilities of retirement plans, changes in other accounts and deposits of dedicated revenues in the Generations Fund.
—	Financing transactions include changes in the cash balance, changes in net borrowings, changes in the Retirement Plans Sinking Fund and funds intended for other employee future benefits and changes in the Generations Fund.

The Balanced Budget Act is intended to ensure that the Government maintains, on a multi-year basis, a balanced budget and it establishes the applicable rules in the case of a surplus or an overrun.

According to the Balanced Budget Act, if an overrun of less than $1 billion is recorded for a fiscal year, the Government must achieve an equivalent surplus in the next fiscal year. If, however, the overrun stems from exceptional circumstances stipulated in the Act and totals at least $1 billion, such overrun may be offset within a period of up to five years.

The Balanced Budget Act also provides for a stabilization reserve that facilitates the Government’s multi-year budget planning. The stabilization reserve consists of the surplus for each fiscal year and it is used as a priority to maintain a balanced budget and, secondarily, for payment of sums into the Generations Fund.

The Balanced Budget Act was amended by Bill 17, An Act respecting the implementation of certain provisions of the Budget Speech of 25 March 2021 and amending other provisions, assented to on February 24, 2022, which temporarily suspends certain effects of the Balanced Budget Act from 2021-2022 until the end of the fiscal year determined by the Minister of Finances, but no later than the fiscal 2023-2024 Budget Speech.

The objectives of the suspension include the prohibition of an actual or estimated budgetary deficit, the tabling of a plan to restore fiscal balance and the obligation to implement offsetting measures for overruns.

Consolidated Financial Transactions

The following table summarizes the Government’s consolidated financial transactions for the three fiscal years ended March 31, 2021, the preliminary data for Fiscal 2022 and budget forecasts for Fiscal 2023, presented in Budget 2022-2023.

Table 10

Consolidated Financial Transactions
Year ending March 31(1)
(dollar amounts in millions)
	2019	2020	2021	Preliminary Results 2022	(2)	Forecast 2023
Budgetary transactions
Own-source revenue	91,626	91,746	91,868	105,914		109,691
Federal transfers	23,120	25,228	30,716	29,547		28,790
Total consolidated revenue	114,746	116,974	122,584	135,461		138,481
Expenditure	–98,134	–106,938	–106,126	–121,874		–127,789
Debt service	–8,722	–7,676	–7,689	–8,441		–8,842
Total consolidated expenditure	–106,856	–114,614	–113,815	–130,315		–136,631
COVID-19 support and recovery measures(3)	—	–277	–12,995	–9,043		–2,355
Provision for economic risks and other support and recovery measures	—	—	—	—		–2,500
Deposits of dedicated revenues in the Generations Fund(4)	–3,477	–2,606	–3,313	–3,457		–3,445
Budgetary balance within the meaning of the Balanced Budget Act	4,413	–523	–7,539	–7,354		–6,450
Deposits of dedicated revenues in the Generations Fund	3,477	2,606	3,313	3,457		3,445
Surplus (deficit) within the meaning of the public accounts	7,890	2,083	–4,226	–3,897		–3,005
Non-budgetary transactions
Investments, loans and advances	250	–402	–6,352	491		–3,721
Fixed Assets	–2,740	–3,322	–3,967	–4,842		–4,679
Retirement plans	–2,438	–2,345	–2,621	–2,977		–3,260
Other accounts(5)	372	3,631	1,156	3,645		–986
Deposits of dedicated revenues in the Generations Fund	–3,477	–2,606	–3,313	–3,457		–3,445
Non-budgetary transactions	–8,033	–5,044	–15,097	–7,140		–16,091
Net financial requirements	–143	–2,961	–19,323	–11,037		–19,096

Financing transactions
Change in cash and cash equivalents(6)	–42	–3,807	927	2,627		5,925
Net borrowings(7)	–6,712	6,069	18,123	8,240		13,171
Deposits in the Retirement Plans Sinking Fund(8) specific pension funds(9)	–1,103	–1,301	273	170		—
Withdrawals from the Generations Fund for the repayment of debts	8,000	2,000	—	—		—
TOTAL FINANCING TRANSACTIONS	143	2,961	19,323	11,037		19,096

(1) Fiscal 2019 through 2022 data have been reclassified to be on the same budgetary structure as Fiscal 2023, as in Budget 2022-2023.

(2) The Preliminary Results 2022 are based on financial information presented as at March 31, 2022 in the Budget 2022-2023, which was released on March 22, 2022. These preliminary results are subject to change.

(3) The data represents an estimate and not an actual result.

(4) The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the Generations Fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.

(5) Includes year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.

(6) A positive number indicates a net decrease in cash.

(7) Represents mainly new borrowings of $16,065 million, $23,489 million, $38,774 million, $21,357 million and $27,615 million for each of Fiscal 2019 through 2023, respectively, less repayment of borrowings.

(8) This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. The investment income of this fund is reinvested in it and applied against the interest on the actuarial obligation (see “Consolidated Non-Budgetary Transactions Relating to Retirement Plans”).

(9) These funds receive amounts used to cover employee’s future benefits (accumulated sick leave and survivor’s pension) payable to Government’s employees. Figures include withdrawals of $100 million in Fiscal 2020, $165 million in Fiscal 2021 and $170 million in Fiscal 2022 from the Accumulated Sick Leave Fund.

2021-2022 Preliminary results

The preliminary data for Fiscal 2022 indicates a budgetary deficit of $7.4 billion, compared to budgetary deficit of $12.3 billion forecast in March 2021. When use of the $1.2-billion stabilization reserve is included, the budgetary deficit is reduced to $6.1 billion.

Consolidated revenue for Fiscal 2022 is now expected to be $12.9 billion higher than forecasted in March 2021. Own-source revenue excluding revenue from government enterprises is adjusted upward by $9.4 billion, consistent with the 7.1-percentage-point upward adjustment to nominal GDP in 2021 since March 2021 budget. The $836 million upward adjustment in revenue from Government enterprises is explained primarily by the increase in the results of Hydro-Québec due, in particular, to the increase in the value of exports and in the demand for electricity in Québec and the increase in the results of Investissement Québec, essentially due to good performance in its venture capital portfolio and the performance of its investment funds. The $2.6 billion increase in federal transfers is primarily due to a one-time payment of $1.1 billion to support the health care system and vaccination, as well as an unconditional Asymmetrical Childcare Agreement of $6.0 billion over five years, including $660 million in Fiscal 2022.

Consolidated expenditure is expected to be $4.1 billion higher than forecast in March 2021, mainly through measures to deal with the cost of living. When the COVID-19 support and stimulus measures are included, the consolidated expenditure will be $8.9 billion higher than forecast in March 2021. Debt service is expected to be $122 million lower due to downward adjustments in forecasted budgetary deficit and higher return of the Retirement Plans Sinking Fund.

Table 11

Summary of revisions for fiscal year 2022 since Budget 2021-2022
(dollar amounts in millions)
	Budget 2021-2022	Revisions	Budget 2022-2023
Own-source revenue
Own-source revenue excluding government enterprises	91,010	9,410	100,420
Government enterprises	4,658	836	5,494
Total own-source revenue	95,668	10,246	105,914
Federal transfers	26,899	2,648	29,547
Total consolidated revenue	122,567	12,894	135,461
Expenditure	–117,640	–4,234	–121,874
Debt service	–8,563	122	–8,441
Total consolidated expenditure	–126,203	–4,112	–130,315
COVID-19 support and recovery measures	–4,284	–4,759	–9,043
Provision for economic risks and other support and recovery measures	–1,250	1,250	—
Surplus (deficit) within the meaning of the Public Accounts	–9,170	5,273	–3,897
Deposits of dedicated revenues in the Generations Fund	–3,080	–377	–3,457
Budgetary balance before the use of the stabilization reserve	–12,250	4,896	–7,354
Use of the stabilization reserve	—	1,221	1,221
Budgetary balance within the meaning of the Balanced Budget Act(1)	–12,250	6,117	–6,133
(1) Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve, where applicable.

2022-2023 Forecast – Budget 2022-2023

In Budget 2022-2023, the Government projected a budgetary deficit of $6.5 billion for Fiscal 2023. Total consolidated revenue is forecast at $138.5 billion, a 2.2% increase over Fiscal 2022. Excluding revenue from Government enterprises, own-source revenue is forecast at $104.1 billion, a 3.6% increase in relation to Fiscal 2022. This expected growth reflects primarily the anticipated change in economic activity, partially offset by the impact of the measures implemented in recent years to ease the tax burden. Revenue from Government enterprises is estimated at $5.6 billion, a 2.4% increase that is mainly explained by the increase in the expected results of Loto-Québec, due to the gradual return to full operations. Own-source revenue accounts for nearly 80% of total revenue. The federal transfer revenues are expected to decrease by 2.6% in Fiscal 2023 due to the one-time payment, the previous year, of amounts stemming from agreements concluded with the federal government in the context of the COVID-19 pandemic.

Consolidated expenditures are expected to total $136.6 billion for Fiscal 2023, 4.8% higher than preliminary data for Fiscal 2022. The expenditures-to-GDP ratio is forecast to stand at 25.7% in Fiscal 2023. Expenditures excluding debt service are expected to increase by 4.9%, to $127.8 billion. Expected growth in spending stems primarily from an increase in spending for the Santé et Services sociaux and Enseignement supérieur portfolio. Debt service is forecast to increase by 4.8% to $8.8 billion owing in particular to the anticipated increase in interest rates.

Including the exceptional measures to deal with the COVID-19 pandemic, consolidated expenditures are expected to total $ 139.0 billion in 2022-2023, or $130.1 billion for expenses excluding debt service and $8.8 billion for debt service.

A provision for economic risks and other support and recovery measures of $2.5 billion is included in the financial framework to guard against the continuing health risk and the emergence of geopolitical tensions with the Russian invasion of Ukraine.

The effects of the Balanced Budget Act were temporarily suspended in order to gradually reduce the deficit without hindering sustainable recovery and growth of the economy.

—	The return to a balanced budget is still forecast by 2027-2028.

Accounting Standard

There are no significant issues in respect of or affecting accounting or audit matters with the Auditor General.

In 2020–2021, the Government amended its application of the accounting standard respecting transfer payments. Note 3 to the consolidated financial statements details the change to the financial statements.

On October 22, 2021, the Auditor General of Québec issued her opinion on the government's financial statements as at March 31, 2021. She concluded that the 2020-2021 consolidated financial statements are fully compliant with Canadian public sector accounting standards and government accounting policies.

Economic Assumptions

The Québec economy has largely recovered to pre-pandemic levels in 2021. After a historic decline of 5.5% in 2020, real GDP grew by 6.2% in 2021. Growth in Québec has been more sustained than in the rest of Canada. This dynamism is expected to continue this year, a real GDP increase of 2.7% in 2022 is expected. The projections in Budget 2022-2023 reflect the following assumptions regarding the economy of Québec for 2022.

Table 12

Economic Assumptions included in Budget 2022-2023
(in percentage)
Percentage Change over 2021
GDP
At current markert prices	6.4
In chained 2012 dollars	2.7
Household income	6.0
Business non-residential capital expenditures (2012 prices)	4.2
International exports (2012 prices)	3.3
Household Consumption (2012 prices)	5.7
Labor force	1.1
Employment	2.3
Average Rate
Unemployment rate	5.0
Note: Economic assumptions, such as those included in the table above and in all amendments to this report, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.
Source: Ministère des Finances du Québec.

Consolidated Revenue

The following table shows consolidated revenue, in particular own-source revenue and federal transfers by source.

Table 13

Consolidated Revenue

Year ending March 31(1)
(dollar amounts in millions)
	2019	2020	2021	Preliminary Results 2022	(2)	Forecast 2023	% of total 2023
Income and property taxes
Personal income tax	31,773	33,814	34,998	39,094		41,147	29.7%
Contributions to the Health Services Fund	6,359	6,522	6,398	7,017		7,299	5.3%
Corporate taxes	9,183	8,607	8,951	11,984		10,882	7.9%
School property tax	1,853	1,539	1,156	1,080		1,178	0.9%
	49,168	50,482	51,503	59,175		60,506	43.7%
Consumption taxes
Retail sales	17,117	17,538	17,795	20,796		22,940	16.6%
Fuel	2,247	2,206	1,916	2,107		2,141	1.5%
Tobacco	995	938	971	918		899	0.6%
Alcoholic beverages	634	637	619	631		637	0.5%
Cannabis	8	29	76	84		89	0.1%
	21,001	21,348	21,377	24,536		26,706	18.9%
Revenue from government enterprises(3)
Hydro-Québec	2,768	1,959	1,776	2,725		2,525	1.8%
Loto-Québec	1,383	1,328	433	1,029		1,383	1.0%
Société des alcools du Québec	1,147	1,226	1,219	1,326		1,360	1.0%
Other	250	-94	1,063	414		360	0.3%
	5,548	4,419	4,491	5,494		5,628	4.1%

Duties and permits	4,361	4,535	4,613	5,685		5,171	3.7%
Miscellaneous	11,548	10,962	9,884	11,024		11,680	8.4%
Total own source revenue	91,626	91,746	91,868	105,914		109,691	79.2%

Federal transfers
Equalization	11,732	13,124	13,253	13,119		13,666	9.9%
Health transfers	6,306	6,617	6,800	8,270		7,078	5.1%
Transfers for post-secondary education and other social programs	1,596	1,542	1,590	1,570		1,531	1.1%
Other programs	3,486	3,945	9,073	6,588		6,515	4.7%
Total federal transfers	23,120	25,228	30,716	29,547		28,790	20.8%
TOTAL CONSOLIDATED REVENUE	114,746	116,974	122,584	135,461		138,481	100.0%

(1) Fiscal 2019 through 2022 data have been reclassified to be on the same budgetary structure as Fiscal 2023, as in Budget 2022-2023.

(2) The Preliminary Results 2022 are based on financial information presented as at March 31, 2022 in Budget 2022-2023, which was released on March 22, 2022. These preliminary results are subject to change.

(3) Includes the dividends declared and the changes in surpluses or deficits accumulated by Government enterprises, which are consolidated with a corresponding revaluation of the investment held by the Government. The declared dividends were $4,924 million, $4,772 million and $3,446 for each of Fiscal 2019 through 2021, respectively, and are expected to be $5,109 million for Fiscal 2022 and $ 5,387 million for Fiscal 2023.

Taxes. The Government and the Government of Canada share the power to levy personal income tax in Québec. The Government levies and collects personal income tax at rates ranging from 15% to 25.75%, in four tax brackets. However, to take into account specific needs of some individuals, like vulnerable people and seniors, or to improve work incentives, the Québec tax system includes various fiscal measure that can reduce income tax or increase the disposable income of an individual.

For example, to make the work effort more attractive, the Government has implemented the refundable work premium tax credit, the fiscal shield, the refundable tax credit for childcare expenses and the tax credit for career extension.

To help the Quebecers cope with the rising cost of living, the Government has implemented several initiatives since fall 2021. In the budget 2022-2023, the Government has granted a one-time cost of living support payment of $500 per adult earning $100,000 or less to help compensate for the average increase in the cost of living of people with low or average incomes expected in 2022. In the Update on Québec’s Economic and Financial Situation released in fall 2021, the Government announced the payment of an extraordinary cost of living allowance for beneficiaries of the refundable solidarity tax credit during the payment period from July 2021 to June 2022. The allowance was $400 for couples and $275 for people living alone and was paid in January 2022.

Also, in the Update on Québec’s Economic and Financial Situation of fall 2021, the senior assistance amount has been enhanced and the maximum annual assistance offered will rise from $209 to $400 per senior aged 70 or older starting in 2021. Moreover, the rates of the refundable tax credit for childcare expenses have also been enhanced to $10,400 per year for children under 7 years old and to $14,230 per year for families with a disabled child. Those limits are also indexed annually, and they will increase with the indexation rate planned for 2022.

In Québec, businesses are subject to taxes on profits and on total payroll. The tax rate applied to corporate profits was reduced from 11.6% to 11.5% as of January 1, 2020. Small and medium-sized enterprises (“SMEs”) benefit from a special tax rate that applies to the first $500,000 of income of an eligible enterprise. This special tax rate was reduced from 4% to 3.2% as of March 26, 2021.

The Québec system of taxation of corporate profits makes provision for incentives for scientific research and experimental development such as the 30% tax credit granted on the remuneration paid by SMEs in conjunction with such activities. As of January 1, 2021, a new measure, the incentive deduction for the commercialization of innovation, has replaced the tax rate reduction on the income attributable to a patent which was available for eligible enterprises in the manufacturing sector that market a product incorporating an invention developed in Québec and protected by a patent. This new measure allows income from the commercialization of intellectual propreties to be taxed at an effective rate of 2.0%, a reduction of 9.5 percentage points compared to the general rate. In addition, the Québec system of taxation provides measures seeking to promote investment and enhance productivity, such as the investment and innovation tax credit (C3i), a measure introduced in 2020 that benefits businesses in all sectors of activity for their acquisitions made before January 1, 2025 relating to manufacturing and processing equipment, computer hardware and management software packages. The tax credit is determined according to the location and the economic vitality index of the area where the investments are made, and the rate varies from 10% to 20%. In March 2021, the government announced that C3i rates would be doubled for goods acquired before January 1, 2023. In March 2022, it was announced that temporary enhancement of the C3i rates, will be extended for one year. Thus, the doubling of the rate of the C3i, to a range of 20% to 40%, applies to the acquisition of a qualified property made before January 1, 2024. Other measures to promote investment and enhance productivity are also in place such as the increase to 100% in the depreciation rate and the implementation of a new permanent additional capital cost allowance of 30% in respect of computer hardware, manufacturing and processing equipment, clean energy generation equipment and intellectual property, and the introduction of enhanced depreciation allowing businesses to deduct up to three times the usual accelerated capital cost allowance in the year of acquisition in respect of all other types of investment.There is also the tax holiday for large investment projects which allows eligible businesses to receive a tax holiday on their income and on their contribution to the Health Services Fund (“HSF”); the tax holiday is equivalent to a maximum of 15% of their investments, spread over a maximum period of 15 years. Its eligibility period has been extended until December 31, 2024 and its eligibility has recently been expanded to all large digital transformation projects, regardless of sector.

A tax on the total payroll is applied to fund the HSF. The tax rate is 1.65% for corporations with total payrolls of $1 million or less. For SMEs in the primary and manufacturing sectors, the tax rate is 1.25%. The rate rises proportionally for corporations with total payrolls between $1 million and $7 million, to 4.26% for corporations with total payrolls of $7 million or more. The payroll threshold giving entitlement to the reduced HSF contribution rate for SMEs will be adjusted annually for 2023 and subsequent years based on growth in wages. Starting in 2019, SMEs from all sectors of activity which hire or retain workers aged 60 and over can benefit from a refundable tax credit for the payroll contributions based on the wages paid to such employees; the refundable tax credit can be up to a maximum of $1,250 per worker aged 60 to 64 and $1,875 per worker aged 65 and over. In order to provide businesses with support to mitigate the impact of the pandemic, the Government has introduced in April 2020 a temporary tax credit in respect of employer contributions to the HSF for employees on paid leave, which was intended for employers eligible for the Canada Emergency Wage Subsidy. This credit ended on August 28, 2021.

The school service centres and English-language school boards levy the school property tax, which must be devoted to the provision of educational services. There is a basic exemption on the first $25,000 of the value on the property assessment roll, taxable under school property tax. Since July 2020, school property tax rates have been standardized to a single tax rate across Québec, with that single rate being based on the lowest effective rate in 2018-2019. For subsequent years, the single tax rate will be set by Government and cannot exceed more than $0.35 per $100 of standardized property assessment, and the total revenue cannot exceed a maximum amount that the Government determines each year. Since July 2018, the modifications to the school tax system have reduced significantly the school property tax for all taxpayers.

The Québec sales tax (“QST”) is a multi-stage value-added tax that applies uniformly to each stage in the production and marketing of goods and services. A mechanism makes provision for the refund of taxes paid on inputs during different stages of production to eliminate multiple taxation. The rate of the QST is currently set at 9.975%.

Under the terms of the March 2012 Canada-Quebec Comprehensive Integrated Tax Coordination Agreement, since January 1, 2018, Québec has been gradually allowing large businesses to obtain a tax refund on inputs on a number of goods and services that are subject to restrictions. A full tax refund is available for large businesses since January 1, 2021.

The government has made it a priority to put more money back in the pockets of Quebecers. In total, the measures to support Quebecers since fall 2018 are expected to amount to $22.0 billion over six years, including a reduction in the tax burden of about $18.9 billion.

Federal Transfers. Federal transfer revenues consist of revenues from the federal government paid to Québec pursuant to the Federal-Provincial Fiscal Arrangements Act, and revenue from other programs under bilateral agreements. They include mainly equalization and revenue from the Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”). The equalization envelope grows in pace with Canada's nominal GDP. Provinces whose capacity to generate revenue (fiscal capacity), in dollars per capita, is below the average of the ten provinces receive equalization payments. They therefore have, after equalization, a fiscal capacity equivalent to the average of the ten provinces to provide public services.

The federal government contributes to provincial spending on health, post-secondary education and other social sectors mainly through the CHT and the CST. The CHT has grown in pace with Canada's nominal GDP, subject to a floor of 3% per year, since 2017-2018. The CST increases by 3% per year.

Other federal transfers generally represent cost-sharing agreements for different provincial programs that relate, among other things, to the labor market, immigration and education.

Consolidated Expenditure

The following table presents the consolidated expenditure by portfolio and debt service, excluding COVID-19 support and recovery measures.

Table 14

Consolidated expenditure by portfolio
Year ending March 31(1)
(dollar amounts in millions)
	2019	2020	2021	Preliminary Result 2022	(2)	Forecast 2023	% of Total 2023
Santé et Services sociaux	42,563	44,648	46,392	51,041		54,247	39.7%
Éducation	15,161	16,171	16,652	18,084		19,060	13.9%
Enseignement supérieur	7,976	8,341	8,092	8,903		10,069	7.4%
Other portfolios(3)	32,434	37,778	34,989	43,847		44,413	32.5%
Expenditure	98,134	106,938	106,126	121,874		127,789	93.5%
Debt service:
Direct debt service	7,431	6,769	6,804	7,895		8,524	6.2%
Interest ascribed to the retirement plans and employee future benefits	1,291	907	885	546		318	0.2%
Total debt service	8,722	7,676	7,689	8,441		8,842	6.5%
TOTAL CONSOLIDATED EXPENDITURE	106,856	114,614	113,815	130,315		136,631	100.0%

(1) Fiscal 2019 through 2022 data have been reclassified to be on the same budgetary structure as Fiscal 2023, as in Budget 2022-2023.

(2) The Preliminary Results 2022 are based on financial information presented as at March 31, 2022 in Budget 2022-2023, which was released on March 22, 2022. These preliminary results are subject to change.

(3) Other portfolios include inter-portfolio eliminations resulting mainly from the elimination of reciprocal transactions between entities in different portfolios.

Santé et Services sociaux (health and social services)

The expenditures of the Santé et Services sociaux portfolio consist primarily of the activities of the bodies in the health and social services network and programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other health-related government bodies, such as Héma-Québec.

Expenditures are expected to total $54.2 billion in Fiscal 2023. The expected rise in expenditures compared to fiscal 2022 can be attributed to the initiatives announced in March 2022, mainly the government’s action plan to restore the health and social services system.

Éducation (education)

The expenditures of the Éducation portfolio are primarily devoted to the activities of preschool, primary and secondary education institutions. This portfolio also includes programs to promote recreation and sports, and programs associated with the status of women.

Expenditures are expected to total $19.1 billion in Fiscal 2023. The expected rise in expenditures compared to Fiscal 2022 is mainly due to the initiatives in March 2022, particularly the initiative to enhance the tutoring program.

Enseignement supérieur (higher education)

The expenditures of the Enseignement supérieur portfolio are primarily devoted to the activities of educational institutions at the college or university level. This portfolio also includes student financial assistance.

Expenditures are expected to total $10.1 billion in Fiscal 2023. The expected rise in expenditures compared to Fiscal 2022 is mainly due to the introduction of Québec Perspective scholarships, Budget 2022-2023 initiatives and the enhancement of the student financial assistance program.

Other portfolios

The expenditures of other portfolios include the expenditures of all the portfolios other than the Santé et Services sociaux, Éducation and Enseignement supérieur portfolios. They provide government funding for, in particular, the cultural sector, the transportation and childcare services sectors, as well as support for individuals, municipalities and businesses.

Expenditures are expected to total $44.4 billion in Fiscal 2023. The expected small rise in expenditures compared to Fiscal 2022 is primarily due to the non-recurring of the extraordinary cost of living allowance and the one-time cost of living amount.

Debt service

Total Debt service is expected to increase by 4.8% in Fiscal 2023 compared with Fiscal 2022. This expected increase is principally attributable to a growth in the debt and the anticipated rise in interest rates.

Government Employees and Collective Unions

In its Budget 2022-2023, published on March 22, 2022, the Government planned to spend $57.1 billion for the remuneration of its employees, including health and educational workers.

The vast majority of the collective agreements applicable in the public and parapublic sectors, affecting over 550,000 jobs, have been renewed for a three-year period until March 31, 2023. The Government has therefore signed collective agreements covering 92% of its employees. All collective agreements have been signed in the health and education networks. In the public service sector, two collective agreements were signed, with the Syndicat de professionnelles et professionnels du gouvernement du Québec (SPGQ) et le Syndicat de la fonction publique du Québec. In addition, an agreement in principle has been reached with the lawyers and notaries represented by les avocats et notaires de l’état québécois (LANEQ) and with correctional officers represented by the Syndicat des agents de la paix en services correctionnels du Québec.

The new agreements provide for salary increases of 2% per year for three years, with higher increases in the third year for employees earning less than $50,000, and two lump sum amounts ranging from $600 to $1,200. Monetary envelopes have also been earmarked to sectoral tables aimed at improving working conditions and attracting and retaining staff. The financial framework for the negotiations is 9.2% for this settlement, which covers a period of three years. The new agreements also provide for improvements to the working conditions of employees targeted by government priorities: teachers (academic success), orderlies (access to care for residents in long-term care centres or for people receiving in-home care) and nurses. Discussions are continuing to reach an agreement in principle with paramedic, certain public servants, engineers, and various public service peace officer groups

The renewal of collective agreements for a three-year period elapsing March 31, 2023 requires the Government to start preparing now for the next round of negotiations. Under the current legislative framework, negotiations will begin in October 2022 with the tabling of union demands.

Consolidated Non-Budgetary Transactions

The following table shows the distribution of consolidated non-budgetary transactions.

Table 15

Non-Budgetary Transactions (1)
Year ending March 31(2)
(dollar amounts in millions)
	2019	2020	2021	Preliminary Results 2022	(3)	Forecast 2023
Investments, loans and advances
Government enterprises
Shares and investments	—	–9	–30	—		—
Change in the equity value of investments(4)	–622	464	–1,129	–385		–241
Loans and advances	55	–274	–580	–653		–858
Total Government enterprises	–567	181	–1,739	–1,038		–1,099
Individuals, corporations and others	817	–583	–4,613	1,529		–2,622
Total investments, loans and advances	250	–402	–6,352	491		–3,721
Fixed assets
Net investments	–6,772	–7,545	–8,367	–9,466		–9,511
Depreciation	4,032	4,223	4,400	4,624		4,832
Total fixed assets	–2,740	–3,322	–3,967	–4,842		–4,679
Retirement plans
Cost of vested benefits, amortizations and contributions(5)	3,382	3,711	3,689	3,208		3,258
Interest on the actuarial obligation	6,680	6,963	7,128	6,977		7,177
Reinvestment of fund investment revenues	–5,389	–6,056	–6,243	-6,434		-6,829
Benefits, contributions, repayments and administrative expenses	–7,111	–6,963	–7,195	–6,728		–6,866
Total retirement plans(6)	–2,438	–2,345	–2,621	–2,977		–3,260
Other accounts	372	3,631	1,156	3,645		–986
Deposits of dedicated revenues in the Generations Fund	–3,477	–2,606	–3,313	–3,457		–3,445
TOTAL NON-BUDGETARY TRANSACTIONS	–8,033	–5,044	–15,097	–7,140		–16,091

(1) A negative entry indicates a financial requirement and a positive entry indicates a source of financing.

(2) Fiscal 2019 through 2022 data have been reclassified to be on the same budgetary structure as Fiscal 2023, as in Budget 2022-2023.

(3) The Preliminary Results 2022 are based on financial information presented as at March 31, 2022 in Budget 2022-2023, which was released on March 22, 2022. These preliminary results are subject to change.

(4) Change in accumulated surpluses or deficits (i.e., change in net income (loss) after declared dividends to the Government).

(5) The Government covers costs at a rate of 50% for years of service since July 1, 1982 for the RREGOP and since January 1, 2001 for RRPE (See below - “Retirement Plans”). For most of the other plans, the Government covers the difference between the cost of each plan and the contributions paid by participants (cost-balance pension plans). For years of service accumulated as of January 1, 2000, pension benefits will be adjusted based on the higher result of the following two calculations: inflation less 3% or half the inflation rate. Previously, pension benefits for years of service accumulated between 1982 and 1999 inclusive were adjusted by the inflation rate less 3%. Benefits for years of service accumulated before 1982 were adjusted by the inflation rate.

(6) The retirement plans’ liability, excluding the Retirement Plans Sinking Fund estimated at $94.1 billion, is estimated at $106.3 billion for Fiscal 2021, consisting of $89.5 billion in respect of RREGOP and RRPE and $16.8 billion in respect of the other public sector plans. The liability for other plans takes into account the assets of these plans. These liabilities are estimated in accordance with the method recommended by the Public Sector Accounting and Auditing Board of CPA Canada.

Investments, Loans and Advances. Investments, loans and advances represent capital contributions, loans or advances made to Government enterprises and bodies, municipalities, private corporations and individuals. Investments represent mainly equity transactions by the Government in its enterprises and also reflect the Government’s share in profits and losses of enterprises in which the Government holds capital stock. Loans and advances are repayable to the Government, although not all repayment schedules have been set (see “Government Enterprises and Bodies”).

Fixed Assets. The Government records fixed assets and depreciates them over their useful life. Fixed assets consist of acquisitions and dispositions and the cost of depreciation of the recorded value of these fixed assets.

Retirement Plans. Retirement plans include transactions relating to the public sector retirement plans administered by the Government. The Government and Public Employees Retirement Plan (Régime de retraite des employés du gouvernement et des organismes publics or “RREGOP”) was established by the Government in 1973 for civil servants, teachers and employees in health and social services who opted to join the plan and all those who were hired after June 30, 1973. The Pension Plan for Management Personnel (Régime de retraite du personnel d’encadrement or “RRPE”) covers management and comparable personnel since January 1, 2001. Until then, those employees had participated in the RREGOP. RREGOP and RRPE covered 612,195 employees and other plans covered 19,635 employees as of December 31, 2020.

The Government accounts for its contributions (including those for current services and interest on the actuarial obligation for the plans) as a budgetary expenditure. This expenditure takes the form of provisions and is not generally a cash expenditure in the year. Accordingly, the impact of these contributions is to increase the budgetary deficit without affecting net financial requirements, since they are offset by an equal amount in non-budgetary transactions. The portion of benefits and other payments that are the responsibility of the Government are a claim on, and are payable out of, the Consolidated Revenue Fund.

In Fiscal 1994, the Government created the Retirement Plans Sinking Fund (“RPSF”). Managed by the Caisse, the RPSF consists of a cash reserve that will eventually be used for paying the retirement benefits of public sector employees. In December 1999, the Government announced that it would accelerate its deposits to the RPSF to ensure that by 2020 the sums accumulated in this fund would be equal to 70% of the Government’s actuarial obligations with respect to the retirement plans of public sector employees, as shown in the Public Accounts. This objective was reached earlier than anticipated, as of March 31, 2018, and this proportion was 85% as of March 31, 2021.

Other Accounts. The transactions related to other non-budgetary accounts reflect, notably, year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks. These accounts normally fluctuate according to the overall volume of financial transactions. They may be subject to significant variations from year to year since they depend on the coordination of collection and disbursement transactions.

The following table shows Québec’s financial assets and liabilities.

Table 16

Québec's Financial Assets and Liabilities
Year ending March 31
(dollar amounts in millions)
	2020	2021
Financial Assets(1)	81,444	95,396
Liabilities(2)	265,261	285,641
Government Guaranteed Debt(3)	43,839	44,831

(1) Financial assets include cash and cash equivalent, short-term investments, accounts receivable, portfolio investments, investment in government enterprises, loans, the Generations Fund and other financial assets. Short-term investments, which include Banker’s acceptances, notes, deposit certificates, term deposits, bonds, and other similar instruments equalled, as at March 31, 2021, $5,018 million compared to $1,813 million as at March 31, 2020.

(2) Liabilities are comprised of accounts payable and accrued expenses, deferred revenue, environmental liability, other liabilities, pension plans and other employee future benefits and debts.

(3) See “Public Sector Debt – Guaranteed Debt”.

Impacts of COVID-19 pandemic

Québec has been grappling with the consequences of the COVID-19 pandemic for two years now. In spite of the strict public health measures imposed, Quebecers have demonstrated great resilience. Québec’s economy posted an impressive recovery in Fiscal 2022, showing more sustained growth than elsewhere in Canada.

Despite a slow start to the year due to the emergence of the Omicron variant, the economy is expected to continue to grow in 2022 and onwards. Québec’s economy should see growth of 2.7% in 2022 and then return to 2.0% in 2023.

While this economic outlook allows the Government to see the future with optimism, there is still a possibility that the epidemiological situation changes. Québec must continue to deal with the underlying repercussions of the public health situation.

Concrete actions had to be taken to overcome the pandemic and strengthen the health care system. By 2024-2025, these measures will result in investments of over $22.1 billion. Some activities had to be postponed so that resources could be directed to COVID-19 patients. The slowdown in the health care system activities not associated with the COVID-19 pandemic generated a decrease in spending totalling over $3.8 billion. This means that the total financial impact of the actions to overcome the pandemic since March 2020 is expected to be close to $18.3 billion by 2024-2025.

GOVERNMENT ENTERPRISES AND BODIES

Government enterprises and bodies can be divided into three categories: enterprises included in the Government’s reporting entity, government bodies whose reporting entities are included in the Government’s reporting entity and government bodies that conduct fiduciary transactions not included in the Government’s reporting entity.

Most of the enterprises included in the Government’s reporting entity are stock companies that are owned exclusively by the Government and operate on a commercial basis. The Government may guarantee the debt of some of these enterprises. Some of them pay dividends to the Government. Loto-Québec, Société des alcools du Québec and Société québécoise du cannabis transfer all of their net earnings to the Government while Hydro-Québec pays as dividends 75% of its net income, in accordance with the provisions of the Hydro-Québec Act.

Government bodies whose reporting entities are included in the Government’s reporting entity are entities whose expenditures are funded in part or in whole through funds appropriated by the National Assembly. These government bodies may benefit from loans and advances from the Government. The debt service of some of these corporations may be guaranteed in part by the Government.

Government bodies that conduct fiduciary transactions play an important economic role in Québec. As an investment manager, the Caisse invests funds on behalf of public retirement plans, insurance plans and other public enterprises.

The Government emphasizes the strategic role of its enterprises and government bodies by initiating investment projects that are profitable and creating jobs in partnership with the private sector.

The Government manages an extensive portfolio of assets through government enterprises. Those assets may be sold to the private sector when the timing is deemed appropriate.

Table 17 Major Government Enterprises and Bodies

Area of Activity
Enterprises included in the Government’s reporting entity
Hydro-Québec	Generation, transmission and distribution of electric power
Loto-Québec	Gaming
Société des alcools du Québec (SAQ)	Wholesale and retail sale of alcoholic beverages
Investissement Québec	Economic development
Société québécoise du cannabis (SQDC)	Retail sale of cannabis products
Government bodies whose reporting entity is included in the Government’s reporting entity
Financement-Québec	Financing public sector organizations that are not included in the Government's reporting entity
Société d'habitation du Québec (SHQ)	Development and management of public housing
Société québécoise des infrastructures (SQI)	Construction, development and management of public infrastructure
Government bodies that conduct fiduciary transactions not included in the Government’s reporting entity
Caisse de dépôt et placement du Québec (Caisse)	Investment management
Retraite Québec	Pension funds supervision and public sector pension funds management

The following table shows total Government investment in and guaranteed debt of certain Government enterprises as well as certain financial information as of the most recent fiscal year for which this information is publicly available.

Table 18

Financial Information on Certain Government Enterprises(1)
(dollar amounts in millions)
	Share Capital	Loans and Advances	(2)	Accumulated Surplus (Deficit)	(3)	Total Government Investments	(4)	Debt Guaranteed by the Government	Assets	Revenue	Net Income (Loss)
Enterprises included in the Government's reporting entity
Hydro-Québec(5) (12-31-2021)	4,374	—		18,886		23,260		47,059	82,698	14,526	3,564
Loto-Québec (03-31-2021)	—	—		191		191		—	979	1,408	458
SAQ (03-27-2021)	30	—		8		38		—	1,362	3,590	1,219
SQDC (03-27-2021)	—	—		—		—		—	106	537	67

(1) All financial information is as of the fiscal year-end indicated for each enterprise.
(2) Does not include loans from the Financing Fund. (The Financing Fund offers financing services only to consolidated organizations and other Government enterprises).

(3) Includes accumulated other comprehensive income.
(4) Total Government Investments represent the sum of Share Capital, Loans and Advances and Accumulated Surplus. (See discussion of individual enterprises below).

(5) Hydro-Québec's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) since January 1, 2015.

Enterprises Included in the Government’s Reporting Entity

Hydro-Québec. Hydro-Québec operates one of the major systems in Canada for the generation, transmission and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met. In Fiscal 2022, the Government received a dividend of $2.673 billion from Hydro-Québec, compared with $1.727 billion in Fiscal 2021.

As of December 31, 2021, Hydro-Québec operates 61 hydroelectric plants with a combined installed capacity of 36,694 MW, 2 photovoltaic generating stations (10 MW) and 24 thermal plants totaling 544 MW. In addition to the generating capacity of its own facilities, Hydro-Québec has access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) that will remain in effect until 2041 (the “1969 Power Contract”). In 2021, Hydro-Québec also purchased all the output from 43 wind farms (3,906 MW) and 56 hydroelectric generating stations (705 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 554 MW are available under long-term contracts. Hydro-Québec’s transmission system totals approximately 22,000 miles of lines.

Table 19

Hydro-Québec's Operations
Year ended December 31
(dollar amounts in millions)
	2017	2018	2019	2020	2021
Total revenue from electricity sales	13,414	13,865	13,939	13,324	14,238
Revenue from electricity sales outside Québec	1,651	1,731	1,510	1,395	1,919
Capital investments affecting cash	3,754	3,402	3,614	3,366	4,223
Net income	2,846	3,192	2,923	2,303	3,564
Debt guaranteed by Goverment (at end of period)	42,942	43,971	43,383	45,626	47,059
Total electricity sales (terawatthours)	205.6	209.3	209.4	203.8	211.4
Interest coverage(1)	2.13	2.18	2.07	1.89	2.52
Capitalization ratio(2)	30.7%	31.8%	32.3%	31.0%	32.0%

(1) Sum of income before financial expenses and net investment income divided by interest on debt securities.

(2) Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Régie de l’énergie (the “Energy Board”) exclusive authority to fix or modify Hydro-Québec’s rates and conditions for the transmission and distribution of electric power in Québec. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base. The Energy Board consists of twelve full-time members appointed by the Government and, in the exercice of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, the Act to simplify the process for establishing electricity distribution rates (the “Rates Simplification Act”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, the Rates Simplification Act specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. It also provided for a distribution rate freeze for the rate year beginning April 1, 2020 followed by an annual indexation for the following four years. Notwithstanding the foregoing, the Rates Simplification Act authorizes Hydro-Québec to ask the Energy Board to modify distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

The Energy Board also has the authority to: fix, or modify, after holding public hearings, Hydro-Québec’s rates and conditions for the transmission of electric power; starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, the rates and conditions for the distribution of electric power; approve Hydro-Québec’s electric power supply plan; designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator; authorize Hydro-Québec’s transmission investment projects; and rule upon complaints from customers concerning application of rates or conditions of services. The Energy Board Act was amended in 2010 to allow a gradual increase in the average cost of the Heritage Pool Electricity (base volume of up to 165 TWh annually) and was subsequently amended to replace this gradual increase by a yearly indexation based on Québec’s Consumer Price Index. The authorized average price was 3.01¢/kWh for 2020 and 3.08¢/kWh for 2021.

Hydro-Québec is a co-defendant with Québec and others in certain legal actions undertaken by various aboriginal communities in Québec concerning alleged infringements of their ancestral rights over their claimed traditional territories. (See “Québec – Aboriginal Peoples” above).

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec. Innu Nation alleges that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador’s aboriginal title and aboriginal rights. Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. Hydro-Québec is contesting this claim.

Loto-Québec. Loto-Québec operates and administers lottery systems and gaming houses, including casinos, a video lottery network, an online gaming site and bingo products. It offers lottery products in more than 8,100 points of sale. Loto-Québec currently operates four Government owned casinos located in Montréal, Charlevoix, Lac-Leamy and Mont-Tremblant.

Loto-Québec pays all of its net earnings to the Government as dividends, after deducting its contributions to some Government-specified purpose accounts, for example to fund the fight against pathological gambling. The Budget 2022-2023 forecasts a dividend of $1.4 billion for Fiscal 2023, compared with $1.0 billion expected in Fiscal 2022 and $433 million received in Fiscal 2021.

The exceptionally low dividend received in Fiscal 2021 is due to the impact of COVID-19, which forced the temporary closure of lottery sales terminals, casinos, gaming halls and video lottery terminals. These closures also affected Fiscal 2022, but to a lesser extent.

Société des alcools du Québec (“SAQ”). The SAQ sells alcoholic beverages and pays all of its net earnings to the Government as a dividend. As part of Budget 2022-2023, payment of a dividend of $1.4 billion by the SAQ is forecasted for Fiscal 2023, in line with $1.3 billion expected in Fiscal 2022 and $1.2 billion received in Fiscal 2021.

Investissement Québec. Investissement Québec is a public corporation whose mission is to contribute to Québec’s economic development in accordance with the Government’s economic policy by stimulating investment and fostering employment in every region.

To that end, the corporation supports the creation and development of businesses of all sizes through customized financial solutions and investments. Pursuant to its mandate, the corporation also carries out foreign investment prospecting and strategic financing operations.

Société québécoise du cannabis (“SQDC”). The SQDC is a subsidiary of the SAQ whose mandate is to oversee the sale of cannabis in Québec. The Act to constitute the SQDC was passed in June 2018 in anticipation of the legalization of cannabis in Canada which became law in the Fall of 2018.

The dividends paid by SQDC are paid into the Fund to Combat Addiction. This fund is dedicated to the elimination of any deficit that the SQDC may incur, the transfer that the Minister of Finance must make each year to the Cannabis Prevention and Research Fund established under the Cannabis Regulation Act and the prevention of, and the fight against the harm associated with, psychoactive substance use, pathological gambling and other forms of addiction.

As part of Budget 2022-2023, payment of a dividend of $94 million by the SQDC is forecasted for Fiscal 2023, compared with $81 million expected in Fiscal 2022 and $67 million received in 2021.

Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity

Caisse de dépôt et placement du Québec. The Caisse invests the funds entrusted to it by several public pension plans, insurance plans and various public bodies. As of December 31, 2021, the net assets of the Caisse (at market value) totaled $419.8 billion. The main depositors and their respective assets on deposit as of December 31, 2021 (at market value) were as follows: Retirement Plans Sinking Fund, $112.9 billion; Retraite Québec, $105.9 billion; RREGOP, $91.5 billion; Régime supplémentaire de rentes pour les employés de l’industrie de la construction du Québec, $30.5 billion; Commission des normes, de l’équité, de la santé et sécurité du travail (“CNESST”), $20.7 billion; Generations Fund $16.0 billion; Société de l’assurance automobile du Québec (“SAAQ”), $14.9 billion; Generations Fund, $16.0 billion and RRPE, $11.6 billion.

In 2021, the Caisse’s overall return is the average weighted return on the funds of all its depositors. Individual returns for the main depositors varied from 9.3% to 15.9%, depending on their specific asset allocations. The overall return for the year ended December 31, 2021 was 13.5%. The overall average return of the Caisse over the past 5 years was 8.9%.

As stated by law, the mission of the Caisse is to receive moneys on deposit as provided by law and manage them with a view to achieving optimal return on capital within the framework of depositors’ investment policies while at the same time contributing to Québec’s economic development. The Caisse invests its depositors’ funds in various asset classes, including fixed income, equities, private equity, infrastructures and real estate. The Caisse is permitted, subject to certain exceptions, to invest in up to 30% of the common shares of any corporation or invest up to 5% of its total assets in shares of any corporation.

In the March 2017 Québec Economic Plan, the Government announced that it was partnering with the Caisse to invest in the Réseau express métropolitain (“REM”), an integrated public transit project. The REM, whose value is now estimated at $6.9 billion, will link downtown Montréal, the South Shore, the West Island (Sainte-Anne-de-Bellevue), the North Shore (Deux-Montagnes) and the Trudeau international airport in a unified, fully automated, 67-km light rail transit (“LRT”) system comprising 26 stations and operating 20 hours a day, 7 days a week. The construction of the REM began in April 2018. In November 2020, the Caisse announced a revised schedule due to the COVID-19 pandemic and additional work required to upgrade the Mont-Royal tunnel. The REM is now scheduled to begin service in the fall of 2022 and be completed by the end of 2024.

The REM’s funding includes a $3.5-billion investment by the Caisse, a $1.3-billion investment by the Government and a $1.3-billion loan from the Canada Infrastructure Bank. The Government is a minority shareholder in the project and, as such, expects to earn returns on its investment.

On May 6, 2019, the Government announced the beginning of preliminary studies by the Caisse for the expansion of the REM and the evaluation of a new electric public transit system in the east end of Montréal.

On December 15, 2020, the Caisse proposed an extension of the REM to serve the east end of Montréal. On May 2, 2022, the Government and the city of Montreal announced changes to the REM de l’Est project, notably the elimination of the section connecting it to downtown Montreal. This decision has an impact on the scope of the project and means that it no longer fits into the Caisse’s environment. This ends the detailed planning phase of the project as presented by the Caisse in December 2020.

As of December 31, 2021, the Caisse’s investments were distributed as follows: 22.8% in fixed-income securities, 33.3% in variable-income securities, 43.4% in interests in unconsolidated subsidiaries (real estate debt, private equity, infrastructure), 0.3% in cash equivalents and 0.2% in derivative financial instruments. Investments by the Caisse in bonds of various governments, government corporations and other public administrations totaled $64.2 billion (at market value).

The Caisse’s constituting statutes establish the mission and governance rules, particularly the composition and functioning of the board of directors and the criteria for selecting its members. In this regard, at least two-thirds of the members of the board of directors, including the chair, must be independent directors.

The Caisse’s constituting statutes provide for the creation of three committees of the board of directors — an audit committee, a governance and ethics committee and a human resources committee — and define the role of each. They also establish that the offices of chair of the board and president and chief executive officer are to be two separate functions. They require that the Caisse adopt an investment policy for each specialized portfolio it holds and provide rules of ethics for the Caisse, its officers and employees, and its wholly-owned subsidiaries.

Retraite Québec. Retraite-Québec administers the Régime de rentes du Québec (“Québec Pension Plan”, the “Plan” or “QPP”), a compulsory public insurance plan. Its purpose is to provide persons who work in Québec and their families with basic financial protection in the event of retirement, death or disability. The Plan is financed by contributions from Québec workers and employers. As of December 31, 2021, Retraite-Québec entrusted a total of $105.9 billion of funds to the Caisse (at market value) for the base and supplemental plans of the QPP.

Retraite Québec also administers public sector retirement plans including RREGOP and RRPE. Assets in these plans are entrusted to the Caisse.

Québec Pension Pan (QPP)

As of January 2019, the QPP has been divided into two components:

—	The base plan, into which employees and employers make contributions for the portion of employment income between the general exemption of $3,500 and the maximum pensionable earnings (“MPE”); and
—	The additional plan into which additional contributions are made by employees and employers based on a rate that will gradually increase.

The base plan

For a number of years, the base QPP has faced increased financial pressure stemming chiefly from the aging of the population and the continuing improvement in life expectancy. Accordingly, based on the Actuarial Report of the Québec Pension Plan as of December 31, 2018, the steady-state contribution rate, i.e., the rate needed to secure the Plan’s long-term financial stability, would be 10.61%.

The Plan contribution rate has been 10.8% since January 1, 2017.

Since 2018, an automatic contribution rate adjustment mechanism is in place that would restore balance to the Plan’s funding, if required. The statutory contribution rate will be adjusted if it is less than the steady-state contribution rate. Where the difference between the steady-state contribution rate and the statutory rate is at least 0.1%, the latter rate will be increased by 0.1% per year until the gap is less than 0.1%.

The additional plan

From 2019 to 2023, the contribution rate will gradually increase for the portion of earnings between $3,500 (the basic exemption) and the MPE, until the increase reaches 1% for both employers and workers.

As of 2024, a contribution rate of 4%, for both employers and workers, will be added to the portion of earnings between the MPE and the new ceiling, which will be 107% of the MPE as of 2024 and 114% of the MPE as of 2025.

PUBLIC SECTOR DEBT

Public sector debt includes debt incurred and guaranteed by the Government and debt of public institutions under Government jurisdiction, including local administrations. Public sector debt consists of funded and unfunded debt. Unfunded debt includes indebtedness for a maturity of one year or less.

The following table shows information on the funded debt, net of sinking fund balances, of the Québec public sector which includes the funded debt of the Government (including the debt of consolidated organizations), debt guaranteed by the Government, debt of the municipal sector and debt of other institutions as of the dates indicated. In a number of these instances, notably that of Hydro-Québec, debt service is provided by operating revenues and other internally generated sources rather than from taxes. As of March 31, 2021 and March 31, 2022, funded debt of the public sector, net of sinking fund balances, was estimated to amount to $282.5 billion and $293.6 billion, respectively, of which 4.5% and 5.5% was held by the Caisse.

Unlike the Government’s gross debt, which includes the net retirement plans liability, the public sector debt for the purpose of this Annual Report does not include net retirement plans liability. As at March 31, 2022, the net retirement plans liability totalled $9.4 billion.

Table 20

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)
	2018	2019	2020	2021	Preliminary Results 2022	(2)
Government Funded Debt
Borrowings- Government	189,167	182,507	187,146	206,483	214,857
Borrowings - to finance Government Enterprises	218	210	-	-	-
Government Guaranteed Debt(3)	43,160	43,054	43,839	44,831	46,225
Municipal Sector Debt	27,490	28,103	29,424	30,020	31,263
Education Institutions(4)	910	1,026	1,204	1,207	1,207
Public Sector Funded Debt	260,945	254,900	261,613	282,541	293,552
Per Capita ($)	31,431	30,339	30,765	32,937	34,116
As percentage of(5)
GDP	62.3%	58.0%	56.8%	62.9%	57.8%
Household income	69.2%	64.5%	62.9%	64.2%	62.3%

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2022 are based on financial information available as of March 31, 2022. These preliminary results are subject to change.

(3) Represents debt of Hydro-Québec.

(4) Represents debt of the universities other than the Université du Québec and its constituents.

(5) Percentages are based upon the prior calendar year’s GDP and household income.

Government Debt

Government debt consists of funded and unfunded debt. Unfunded debt includes indebtedness with a maturity of one year or less. As of March 31, 2021, unfunded debt of the Government was $14.0 billion consisting of Treasury Bills of $3.9 billion plus $10.1 billion representing the excess of short-term liabilities over short-term assets. On March 31, 2022, unfunded debt of the Government is estimated, on a preliminary basis, at $18.4 billion consisting of Treasury Bills of $4.5 billion plus $13.9 billion representing the excess of short-term liabilities over short-term assets.

Table 21
Government Funded Debt and Unfunded Debt
As of March 31
(dollar amounts in millions)(1)
	2018	2019	2020	2021	Preliminary Results 2022	(2)	Average Interest Rate 2022 (%)	Average Term to Maturity 2022 (years)
Borrowings - Funded Debt - Government
Payable in Canadian Dollars
Debentures and Other Loans	196,379	191,847	200,439	221,955	231,566		3.5	14.2
Savings Products	10,295	10,987	11,287	12,081	12,388		2.0	—
Payable in Foreign Currencies
United States Dollars	5,387	4,033	2,853	1,866	1,707		3.2	4.1
Japanese Yen	—	—	—	—	—		2.4	6.8
Swiss Francs	–1	–1	–1	–1	–1	(3)	0.8	3.6
Euros	1,533	1,472	1,586	1,529	1,329		0.7	6.0
Pounds Sterling	– 1	– 3	– 3	– 2	– 1	(3)	1.1	1.5
Australian Dollars	3	3	3	3	2	(3)	3.8	4.0
Others currencies	—	—	1	—	1	(3)	—	—
Funded Debt	213,595	208,338	216,165	237,431	246,991
Less: Sinking Funds(4)	24,428	25,831	29,019	30,948	32,134
Net borrowings - Funded Debt - Government(5)	189,167	182,507	187,146	206,483	214,857		3.0	12.0

Borrowings - to finance Government Enterprises
Payable in Canadian Dollars
Debentures and Other Loans	218	210	—	—	—
Total borrowings - to finance Government Enterprises	218	210	—	—	—

Borrowings - Unfunded Debt - Government
Payable in Canadian Dollars
Treasury Bills	3,884	3,879	3,884	3,898	4,491
Excess of short-term liabilities over short-term assets	6,877	7,306	9,314	10,067	13,914
Payable in American Dollars
Commercials papers	429	—	1,436	—	—
Short-term notes	—	—	340	—	—
Total Borrowings - Unfunded Debt -Government(6)	11,190	11,185	14,974	13,965	18,405

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2022 are based on financial information available as of March 31, 2022. These preliminary results are subject to change.

(3) The amounts represent the unamortized discount or premium on borrowings. The nominal value of these borrowings is completely hedged by currency swap agreements and foreign exchange forward contracts.

(4) Consists of funds withdrawn annually from the General Fund and consolidated organizations. Foreign securities held in sinking funds are valued at the Canadian dollar equivalent at the dates indicated.

(5) Subsequent to March 31, 2022, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $3.9 billion. The Government currently has credit agreements with various banks and financial institutions for a total of US$3.3 billion. The Government has also a line of credit for operations of $1.2 billion.

(6) The Québec Government also has commitments for the repayment of the principal of borrowings made from financial institutions by educational institutions, the municipal sector and other beneficiaries for capital expenditures. This amount was $6.2 billion as of March 31, 2021.

The following table shows the maturities of the Government’s funded debt outstanding as of March 31, 2022, net of a sinking fund balance of $32,134 million ($30,951 million as of March 31, 2021) valued at exchange rates at that date. It also takes into account future required contributions to sinking funds for all outstanding loans and debentures. The results shown in the following tables are based on financial information available as of March 31, 2022. These preliminary results are subject to change.

Table 22
Maturities of Government Funded Debt for Borrowings - Government
(dollar amounts in millions)(1)
Fiscal Year Payable	Canadian Dollars	U.S. Dollars	Australian Dollars	Pounds Sterling	Swiss Francs	Euros	Other currencies	Total 2021-2022	Total 2020-2021
Year 1	6,301	1,977				—		8,278	12,100
Year 2	14,323	– 119		– 1		– 17		14,186	13,317
Year 3	18,873	– 535	1		– 1	– 5		18,332	13,674
Year 4	18,144	– 119				– 5		18,020	17,846
Year 5	14,830	– 264	1			—		14,567	17,473
1-5 years	72,471	940	2	– 1	– 1	– 27	—	73,384	74,410
6-10 years	67,370	325				– 43		67,652	56,762
11-15 years	10,464	—					1	10,465	13,715
16-20 years	14,278	—						14,278	13,627
21-25 years	16,729	—						16,729	22,529
26-57 years	33,894	–1,545						32,349	25,440
	215,206	– 280	2	– 1	– 1	– 70	1	214,857	206,483

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2022, after taking into account currency swap agreements and foreign exchange forward contracts, including unrealized currency gains of $141 million which will be amortized over the remaining term of this debt.

The information relating to debt retirement set out above includes amounts to be withdrawn annually from the Consolidated Revenue Fund for the creation of sinking funds for the redemption of debentures of the Government in connection with contractual obligations incurred in certain debt issues.

Québec created a general sinking fund in June 2012. The assets held in this general sinking fund will be used for the repayment at maturity of any debt of designated series issued by Québec.

The Government implemented in 2012-2013 a policy aimed at raising the level of prudential liquidity (liquid assets), to supplement its existing sinking funds. These liquid assets, invested in Canadian and non-Canadian central government securities, will be available for use in the event of major turbulence in financial markets.

For the year ended March 31, 2021, the amount set aside for sinking fund purposes was $1,328 million and, at that date, the aggregate value of sinking funds was $30,951, million (including $13,182 million for the purpose of prudential liquidity), of which $12,336 million was invested in debentures issued or guaranteed by the Government.

For the year ended March 31, 2022, the amount set aside for sinking fund purposes was $1,401 million and, at that date, the aggregate value of sinking funds was $32,134 million (including $13,215 million for the purpose of prudential liquidity), of which $16,496 million was invested in debentures issued or guaranteed by the Government.

Guaranteed Debt

The following table summarizes funded debt guaranteed by the Government (net of sinking fund balances).

Table 23

Guaranteed Funded Debt (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)
	2018	2019	2020	2021	Preliminary Results 2022	(2)	Average Interest Rate 2022 (%)	Average Term to Maturity 2022 (years)
Hydro-Québec	43,160	43,054	43,839	44,831	46,225		4.02	21.90
	43,160	43,054	43,839	44,831	46,225

(1) Canadian dollar equivalent at dates indicated for borrowings in foreign currencies issues after taking into account currency exchange agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2022 are based on financial information available as of March 31, 2022. These preliminary results are subject to change.

As of March 31, 2022, on a preliminary basis, unfunded debt guaranteed by the Government amounted to $7,760 million, including $4,084 million borrowed from financial institutions under a student loan program and $3,676 million of short-term debt of Hydro-Québec.

Funded Debt of the Municipal Sector and Other Institutions

The funded debt of the Québec public sector also includes indebtedness of public institutions under the Government’s jurisdiction. These institutions include the municipal sector (municipal corporations and transportation commissions) and educational institutions (universities other than the Université du Québec and its constituents).

The following table shows information on the funded debt of these institutions as of the dates indicated.

Table 24

Funded Debt of the Municipal Sector and Other Institutions
As of March 31
(dollar amounts in millions)(1)
	2018	2019	2020	2021	Preliminary Results 2022	(2)
Municipal Sector	27,490	28,103	29,424	30,020	31,263
Education Institutions(3)	910	1,026	1,204	1,207	1,207
	28,400	29,129	30,628	31,227	32,470

(1)	Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency exchange agreements and foreign exchange forward contracts. The amounts shown do not include loans from borrowings made by the Government on behalf of these entities.
(2)	The Preliminary Results 2022 are based on financial information available as of March 31, 2022. These preliminary results are subject to change.
(3)	Represents debt of universities other than the Université du Québec and its constituents.

The funded debt of these institutions consists mainly of the funded debt of the municipal sector which benefits from a wide autonomy since approximately 85% of the total revenue is derived from local sources. The relative magnitude of capital investment and borrowing by local governments in Québec is attributable, to a large extent, to the responsibilities assumed by Québec municipal corporations with respect to major projects related to the development of new residential and industrial areas. The Ministère des Affaires municipales et de l’Habitation supervises and controls most of the borrowings of all Québec municipal corporations and urban communities.

In 2020 (the most recent year for which information is available), local sector expenditure including school corporations totalled $39.9 billion, representing 26.2% of consolidated expenditures of the Québec public sector. The net accumulated surplus from current operations of Québec municipal corporations, including reserves, increased from $3,982.6 million in 2019 to $4,427.5 million in 2020. Net long-term debt of the municipal sector supported by local taxpayers increased from $24.3 billion as of December 31, 2019 to $24.9 billion as of December 31, 2020. This debt, as a percentage of real estate valuation, decreased from 2.3% as of December 31, 2019 to 2.2% as of December 31, 2020.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to the annual report of Québec on Form 18-K for the fiscal year ended March 31, 2022 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Québec is available in the annual report or in other exhibits or amendments to the annual report. You may request a copy of these filings at no cost from Ministère des Finances du Québec, at documentationfinanciere@finances.gouv.qc.ca, or at Documentation financière et conformité, 390, boulevard Charest Est, 7e étage, Québec, Québec, G1K 3H4, Canada.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors including, among other things, Québec’s economic and political trends and more particulary the impacts of the current COVID-19 pandemic, geopolitical tensions and economic uncertainy related to Russia’s war on Ukraine and Québec’s ability to control expenses and maintain revenues. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUPPLEMENTARY INFORMATION

The following table indicate present or future characteristics of the funded debt of Borrowings-Government outstanding as of March 31, 2022. Previous characteristics are not indicated.

Table 25

Borrowings-Government outstanding as of March 31, 2022
				Canadian Dollars
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code	References
A) Payable in Canadian Dollars
2023-01-16	1993-03-04	01-16 & 07-16	9.38	2,202,200,000.00	2,206,473,187.16	US748148NX78	SFP(1): 1994-01-16
2023-03-01	2018-03-01	03-01 & 09-01	2.48	500,000,000.00	499,867,309.22	CA748148BY81	Green bond
2023-03-30	1992-12-29	03-30 & 09-30	9.5	375,000,000.00	374,859,389.42	CA748148PA59
2024-02-22	2019-02-22	02-22 & 08-22	2.25	800,000,000.00	799,957,553.47	CA748148RY18	Green bond
2025-07-06	2018-07-06	01-06 & 07-06	2.60	500,000,000.00	499,496,245.04	CA748148RX35	Green bond
2026-04-01	1996-07-19	04-01 & 10-01	8.5	2,176,100,000.00	2,227,082,811.64	CA748148PZ01	SFP(1): 1997-04-01
2026-12-01	1998-02-27	06-01 & 12-01	4.5	1,416,296,839.76	1,430,272,280.89	CA748148QG11	Real Return Bonds. Yields linked to the CPI for Canada
2027-02-13	2020-02-13	02-13 & 08-13	1.85	500,000,000.00	499,773,863.06	CA748148SA23	Green bond
2029-10-01	1998-05-01	04-01 & 10-01	6	2,737,300,000.00	2,713,826,786.04	CA748148QJ59	SFP(1): 1999-10-01
2031-12-01	2001-02-13	06-01 & 12-01	4.25	1,459,943,734.02	1,581,545,254.20	CA748148QZ91	Real Return Bonds. Yields linked to the CPI for Canada
2031-12-01	2002-11-13	06-01 & 12-01	3.441	17,338,818.71	17,338,736.58	CA748148RF29	Real Return Bonds. Yields linked to the CPI for Canada
2032-06-01	2000-06-27	06-01 & 12-01	6.25	4,200,200,000.00	4,173,669,122.13	CA748148QT32
2036-12-01	2003-07-28	06-01 & 12-01	5.75	4,082,900,000.00	4,161,674,922.98	CA748148RL96
Medium-Term Notes
2022-04-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,000,000,000.00	1,000,006,017.83	CA74814ZEZ23	CAD-BA (3 months) + 0.415%; SFP(3): $1,000 million
2022-12-01	2011-12-02	06-01 & 12-01	3.5	6,900,000,000.00	6,922,279,754.95	CA74814ZEL37	SFP(3): $400 million
2023-03-30	1995-08-09	03-30 & 09-30	9.5	194,500,000.00	194,681,542.47	CA74814ZAX11
2023-09-01	2012-12-05	03-01 & 09-01	3	6,370,000,000.00	6,368,319,934.84	CA74814ZEP41	SFP(3): $1,760 million
2023-10-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,021,000,000.00	1,021,054,771.99	CA74814ZFA62	CAD-BA (3 months) + 0.545%
2024-09-01	2013-12-18	03-01 & 09-01	3.75	6,000,000,000.00	6,064,743,475.54	CA74814ZES89	SFP(1): 2014-09-01

				Canadian Dollars
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code	References
2024-10-13	2017-04-13	04-13 & 07-13, 10-13 & 01-13	0.97	1,500,000,000	1,500,440,259	CA74814ZFC29	SFP(3): $870 million
2025-06-01	2004-12-08	06-01 & 12-01	5.35	652,000,000	656,730,688	CA74814ZDE03
2025-09-01	2015-01-12	03-01 & 09-01	2.75	7,200,000,000	7,305,941,988	CA74814ZEV19	SFP(2): 2015-09-01
2026-04-01	1996-12-27	04-01 & 10-01	8.5	100,000,000	101,415,688	CA74814ZBH51	SFP(1): 1997-04-01
2026-04-01	1999-01-12	04-01 & 10-01	8.5	90,000,000	95,041,668	CA74814ZCA99
2026-04-01	2003-07-22	04-01 & 10-01	5.5	74,332,000	74,159,448	CA74814ZCX9
2026-04-01	2007-04-01	04-01 & 10-01	7.5	165,850,000	165,850,000	CA74814ZDS98
2026-04-01	2011-04-01	04-01 & 10-01	6.4	90,000,000	90,000,000	CA74814ZEJ80
2026-09-01	2016-02-22	03-01 & 09-01	2.5	6,000,000,000	6,047,583,022	CA74814ZEX74	SFP(2): 2016-09-01; SFP(3): $250 million
2027-09-01	2017-01-30	03-01 & 09-01	2.75	6,000,000,000	6,036,970,595	CA74814ZFB46
2028-01-01	2008-06-20	04-01 & 07-01, 10-01 & 01-01	1.797	247,703,416	247,703,416	CA74814ZDV28	Real return medium-term notes. Yields linked to the CPI for Canada.
2028-04-01	1999-02-19	04-01 & 10-01	6.1	5,000,000	5,000,000	CA74814ZCD3
2028-09-01	2018-04-05	03-01 & 09-01	2.75	6,000,000,000	5,960,437,580	CA74814ZFD02
2029-09-01	2019-04-01	03-01 & 09-01	2.3	6,500,000,000	6,578,716,895	CA74814ZFF59	SFP(4): $1050 million
2030-09-01	2020-04-01	03-01 & 09-01	1.9	10,800,000,000	11,223,218,978	CA74814ZFG33
2031-05-27	2021-05-27	27-05 & 27-11	2.14	500,000,000	498,521,445	CA74814ZFM01	Green bond
2031-09-01	2021-01-12	03-01 & 09-01	1.5	9,000,000,000	8,602,243,464	CA74814ZFH16
2035-04-01	1995-01-31	04-01	—	150,000,000	108,829,166	CA74814ZAH60	Others(1)
2035-04-01	1995-04-11	04-01 & 10-01	—	150,000,000	98,667,941	CA74814ZAS26	From 1999-04-01 to 2006-10-01: $2,000,000 each Interest Payment Date
2035-04-01	1995-04-13	04-01 & 10-01	—	100,000,000	65,901,389	CA74814ZAT09	Others(2)
2035-04-01	1997-12-15	04-01 & 10-01	6.5	300,000,000	298,271,145	CA74814ZBP77
2035-04-01	1999-02-02	—	—	456,000,000	282,194,937	CA74814ZCB72	Zero-coupon note
2036-12-01	2008-11-04	06-01 & 12-01	3.25	932,739,830	978,175,131	CA74814ZDW01	Real return medium-term notes. Yields linked to the CPI for Canada.
2038-12-01	2006-08-29	06-01 & 12-01	5	5,000,000,000	5,037,651,323	CA74814ZDK62
2039-10-01	1999-02-05	—	—	525,000,000	282,969,149	CA74814ZCC55	Zero-coupon note
2040-04-01	2000-05-25	04-01 & 10-01	Various	463,000,000	473,057,323	CA74814ZCJ09	Others(3)

				Canadian Dollars
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code	References
2041-12-01	2009-09-22	06-01 & 12-01	5	9,200,000,000	9,742,379,905	CA74814ZEF68	SFP(1): 2017-12-01
2043-07-08	2003-07-08	01-08 & 07-08	5.6	80,000,000	80,217,615	CA74814ZCW10
2043-12-01	2011-08-17	06-01 & 12-01	4.25	7,500,000,000	8,071,285,783	CA74814ZEK53	SFP(3): $500 million; SFP(1): 2017-12-01
2045-12-01	2013-04-30	06-01 & 12-01	3.5	10,000,000,000	9,857,492,041	CA74814ZER07	SFP(1): 2013-12-01
2048-12-01	2015-09-28	06-01 & 12-01	3.5	11,650,000,000	12,517,392,135	CA74814ZEW91	SFP(1): 2015-12-01
2049-09-21	2008-12-01	09-21 & 03-21	5.1	13,440,000	13,507,426	CA74814ZDX83
2051-09-21	2006-11-23	09-21 & 03-21	5	420,000,000	442,348,862	CA74814ZDN02
2051-12-01	2019-01-25	06-01 & 12-01	3.1	14,000,000,000	16,259,723,134	CA74814ZFE84	SFP(1): 2019-12-01
2053-09-21	2008-12-01	09-21 & 03-21	5.1	37,192,000	37,987,206	CA74814ZDY66
2053-12-01	2022-01-17	06-01 & 12-01	2.85	7,000,000,000	7,121,579,687	CA74814ZFL28	SFP(1): 2021-12-01
2056-12-01	2006-04-07	06-01 & 12-01	Various	1,500,000,000	1,491,213,245	CA74814ZDJ99	Others(4)
2057-09-21	2008-12-01	09-21 & 03-21	5.1	9,857,000	9,844,889	CA74814ZDZ32
2058-09-21	2008-12-01	09-21 & 03-21	5.1	38,326,000	40,075,473	CA74814ZEA71
2059-09-21	2008-12-01	09-21 & 03-21	5.1	6,294,000	6,296,182	CA74814ZEB54
2061-09-21	2009-02-11	09-21 & 03-21	5	25,000,000	25,114,328	CA74814ZEC38
2062-09-21	2006-11-23	09-21 & 03-21	6.7	150,000,000	199,121,005	CA74814ZDP59
2065-06-01	2009-03-02	06-01 & 12-01	Various	385,000,000	372,094,952	CA74814ZED11	Others(5)
2065-06-01	2012-05-22	06-01 & 12-01	Various	335,000,000	352,374,317	CA74814ZEM10	Others(6)
2065-09-21	2006-09-21	09-21 & 03-21	6.35	940,000,000	1,170,133,879	CA74814ZDM29
2075-06-01	2012-11-13	06-01 & 12-01	3.279	100,000,000	110,904,666	CA74814ZEN92	Others(7)
2076-12-01	2007-06-29	06-01 & 12-01	Various	500,000,000	491,416,252	CA74814ZDT71	Others(8)

				Canadian Dollars
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code	References
Savings Products
Savings Bonds
2022-2029		06-01	1.00 - 1.01	1,962,191,925	1,962,191,925		Put(1)
Other Savings Products
2022-2030		Various	Various	10,425,550,386	10,425,550,386
Receiver General of Canada
2022-2039	2001-2013	02-01 & 08-01	3.55 - 6.55	76,467,000	76,467,000		Put(2)
Immigrant Investor Program
2022-2027	2022-2027		0.68 - 2.90	3,668,000,000	3,559,256,616
Société d'habitation du Québec							Others(9)
2022-06-01	2018-06-01	1st of each month	2.33	1,304,114	85,127
2022-07-01	1999-07-01	07-01	Various	25,132,662	2,244,495
2022-07-01	2014-07-01	07-01	7.875	1,248,432	201,327
2022-10-01	2020-10-01	10-01	0.57	9,727,436	2,848,540
2023-02-01	2019-02-01	1st of each month	2.2	1,410,704	334,137
2023-04-01	2020-04-01	04-01	0.92	444,237	161,825
2023-06-01	2018-06-01	1st of each month	2.5	21,707,990	10,803,296
2023-07-01	1973-07-01	07-01	Various	35,742,017	6,068,389
2023-10-01	2020-10-01	10-01	0.6	11,131,834	5,899,919
2023-12-01	1984-12-01	1st of each month	7.875	698,907	92,938
2024-01-01	2022-01-01	01-01	1.08	11,513,821	10,563,191
2024-04-01	2020-04-01	04-01	0.95	999,560	525,311
2024-07-01	1974-07-01	07-01	8.000	1,382,326	295,708
2024-07-01	1975-07-01	07-01	7.875	638,433	135,115
2024-07-01	1999-07-01	07-01	Various	62,117,382	14,760,344
2024-07-01	2008-07-01	07-01	7.750	805,552	233,464

				Canadian Dollars
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code	References
2024-07-01	2014-07-01	07-01	7.500	83,794	31,869
2025-01-01	2022-01-01	01-01	1.19	12,522,664	11,837,872
2025-04-01	2020-04-01	04-01	0.98	86,311,404	59,560,101
2025-06-01	2020-06-01	06-01	0.69	28,263,765	21,743,247
2025-07-01	1975-07-01	07-01	7.875	6,034,832	1,638,434
2025-07-01	1976-07-01	07-01	7.875	153,278	41,685
2025-07-01	1999-07-01	07-01	Various	36,110,549	11,102,655
2025-07-01	2014-07-01	07-01	7.5	1,268,524	582,969
2026-04-01	1999-04-01	04-01	5.944	53,464,692	17,088,100
2026-12-01	2021-12-01	12-01	1.57	17,770,969	17,174,088
2026-07-01	1999-07-01	07-01	Various	35,431,394	13,001,864
2027-02-01	2022-02-01	02-01	1.88	13,499,267	13,346,415
2027-04-01	1999-04-01	04-01	5.944	11,531,559	4,239,435
2027-04-01	2017-04-01	1st of each month	1.81	24,350,817	15,346,966
2027-07-01	1999-07-01	07-01	8.000	1,349,826	570,132
2028-04-01	1999-04-01	04-01	5.944	77,583,667	31,938,728
2028-06-01	2018-06-01	1st of each month	2.6	22,583,038	15,550,703
2028-07-01	1999-07-01	07-01	Various	7,283,852	3,388,269
2029-01-01	1981-01-01	01-01 & 07-01	Various	1,674,410	865,079
2029-04-01	1999-04-01	04-01	5.944	100,148,082	45,278,727
2029-07-01	1999-07-01	07-01	Various	12,255,097	6,343,534
2030-01-01	2000-01-01	01-01	Various	9,836,195	5,015,699
2030-04-01	1999-04-01	04-01	5.944	76,170,974	37,273,865
2030-07-01	1999-07-01	07-01	7.875	2,124,532	1,171,242
2031-04-01	1999-04-01	04-01	5.944	14,075,637	7,370,888
2032-04-01	1999-04-01	04-01	5.944	318,317	176,777
2032-07-01	1999-07-01	07-01	8.000	2,601,373	1,625,857

				Canadian Dollars
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code	References
Others Consolidated Organizations
Various	Various	Various		888,863,030	888,863,030
Financement-Québec
2025-07-01	2010-07-01	07-01	3.83	3,465,730	1,122,566		Others(10)
2025-08-01	2010-08-01	08-01	3.59	980,300	313,966		Others(10)
2025-10-01	2010-10-01	10-01	3.35	1,063,800	336,852		Others(10)
2025-11-01	2010-11-01	11-01	3.28	218,431,000	68,935,230		Others(10)
2025-12-01	2010-12-01	12-01	3.59	36,000,000	11,529,917		Others(10)
2026-03-01	2011-03-01	03-01	3.92	110,500,163	35,941,963		Others(10)
2026-03-29	2011-03-29	03-29	3.65	5,981,834	1,921,260		Others(10)
2030-07-01	2010-07-01	07-01	4.04	279,650,462	153,261,013		Others(10)
2030-11-01	2010-11-01	11-01	3.50	21,360,569	11,433,993		Others(10)
2031-02-01	2011-02-01	02-01	3.95	42,858,800	23,397,832		Others(10)
2031-03-01	2011-03-01	03-01	4.12	21,464,580	11,803,863		Others(10)
2031-03-29	2011-03-29	03-29	3.89	193,460,374	105,342,068		Others(10)
2034-06-01	2006-07-26	06-01 & 12-01	5.25	1,522,350,000	1,542,331,645	31739ZAG06
				189,663,961,505	193,263,678,026
Adjustments relating to swap agreements				50,690,621,755	50,690,621,755
Total-Payable in Canadian Dollars				240 354 583 260	243,954,299,781

				Foreign Currency Units
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code	References
B) Payable in foreign currency
Payable in United States Dollars
2023-02-13	2013-02-13	02-13 & 08-13	2.625	1,250,000,000	1,249,488,362	1,561,360,657	US748149AG65
2023-07-15	1993-07-08	01-15 & 07-15	7.5	1,000,000,000	999,823,655	1,249,379,639	US748148PB31	SFP(1): 1994-07-15
2024-02-09	1994-02-09	02-09 & 08-09	7.125	1,000,000,000	999,611,476	1,249,114,500	US748148PD96	SFP(1): 2004-02-09
2024-04-09	2019-04-09	04-09 & 10-09	2.5	1,000,000,000	998,957,868	1,248,297,752	US748149AQ48
2024-10-16	2014-10-16	04-16 & 10-16	2.875	1,600,000,000	1,596,564,509	1,995,067,011	US748149AH49
2025-02-11	2020-02-11	02-11 & 08-11	1.5	2,500,000,000	2,492,166,380	3,114,211,109	US748148RZ80
2025-07-23	2020-07-23	01-23 & 07-23	0.6	3,250,000,000	3,249,046,075	4,060,007,976	US748148SC86
2026-04-20	2016-04-20	04-20 & 10-20	2.5	2,000,000,000	1,997,523,679	2,496,105,589	US748149AJ05
2026-12-01	1986-12-03	06-01 & 12-01	8.625	300,000,000	299,844,499	374,685,686	US748148KA05	SFP(2): 1987-12-01 then SFP(1): 1997-12-01
2027-04-12	2017-04-12	04-12 & 10-12	2.75	1,250,000,000	1,243,428,619	1,553,788,403	US748149AN17
2029-09-15	1999-09-24	03-15 & 09-15	7.5	1,500,000,000	1,498,233,412	1,872,192,471	US748148QR73
2030-05-28	2020-05-28	05-28 & 11-28	1.35	1,500,000,000	1,499,079,175	1,873,249,337	US748148SB04
2031-04-21	2021-04-21	04-21 & 10-21	1.9	1,000,000,000	998,195,102	1,247,344,599	US748149AR21
Medium-Term Notes
2026-01-30	1996-01-30	01-30 & 07-30	6.35	149,875,000	149,869,534	187,276,969	US74815HBZ47	Put(3): January 30, 2016 & 2021
2026-02-27	1996-02-29	02-27 & 08-27	7.14	99,770,000	99,770,000	124,672,592	US74815HCB69	Put(3): 2016-02-27
2026-03-02	1996-02-29	03-02 & 09-02	7.485	150,000,000	150,000,000	187,440,000	US74815HCA86
2026-03-06	1996-03-06	03-06 & 09-06	7.365	99,850,000	99,850,000	124,772,560	US74815HCC43
2026-03-10	1996-03-08	03-10 & 09-10	7.035	50,000,000	50,000,000	62,480,000	US74815HCD26
2026-04-09	1996-04-09	04-09 & 10-09	7.38	100,000,000	100,000,000	124,960,000	US748149AE18
2026-04-15	1996-04-11	04-15 & 10-15	7.5	50,000,000	50,000,000	62,480,000	US74815HCG56	Put(3): 2016-04-15 & 2021-04-15
2026-04-15	1996-04-11	04-15 & 10-15	7.5	50,000,000	50,000,000	62,480,000	US74815HCF73
2026-07-22	1996-07-22	01-22 & 07-22	7.295	99,905,000	99,905,000	124,841,288	US74815HCJ95	Put(4): 2006-07-22
2035-11-17	2005-11-17	05-17 & 11-17	5.4	75,000,000	74,892,479	93,585,641	US74815HCP5
2036-07-22	1996-07-22	01-22 & 07-22	7.97	160,000,000	160,000,000	199,936,000	US74815HCH30	Put(3): 2016-07-22
				20,234,400,000	20,206,249,822	25,249,729,778
Adjustments relating to swap agreements				(18,838,776,204)	(18,838,776,204)	(23,543,088,895)
Total-Payable in United States Dollars				U.S.$1,395,623,796	U.S.$1,367,473,618	1,706,640,883

				Foreign Currency Units
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code	References
Payable in Japanese Yen
Medium-Term Notes
2028-03-21	2013-03-21	03-21 & 09-21	1.305	5,000,000,000	5,000,000,000	51,400,009	XS0907860919
2029-04-03	2009-04-03	04-03 & 10-03	2.73	13,000,000,000	13,000,000,000	133,640,022	XS0420287897
2029-04-27	2009-04-30	04-27 & 10-27	2.90	3,000,000,000	3,000,000,000	30,840,005	XS0425476891

				21,000,000,000	21,000,000,000	215,880,036
Adjustments relating to swap agreements				(21 000 000 000)	(21 000 000 000)	(215,880,036)
Total-Payable in Japanese Yen				¥-	¥-

Payable in Swiss Francs
Medium-Term Notes
2023-02-22	2013-02-22	02-22	1.125	250,000,000	249,993,871	338,526,595	CH205832618
2024-02-05	2014-02-05	02-05	1.50	200,000,000	199,774,438	270,522,473	CH0232842341
2024-11-21	2014-11-21	11-21	0.75	375,000,000	374,703,168	507,400,389	CH0258404455
2031-06-18	2021-06-18	06-18	0.03	250,000,000	250,000,000	338,534,894	CH1117896477

				1,075,000,000	1,074,471,477	1,454,984,350
Adjustments relating to swap agreements				(1,075,000,000)	(1,075,000,000)	(1,455,700,043)
Total-Payable in Swiss Francs				SF-	SF(528,523)	(715,693)

				Foreign Currency Units
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code	References
Payable in Australian Dollars
Medium-Term Notes
2025-03-10	2014-09-10	03-10 & 09-10	4.20	750,000,000	755,270,774	707,273,497	AU3CB0223774
2025-03-10	2017-03-10	03-10 & 09-10	4.20	55,000,000	55,946,702	52,391,303	AU3CB0883774
2026-05-20	2015-11-20	05-20 & 11-20	3.70	560,000,000	570,771,708	534,499,303	AU3CB0234029
2028-10-18	2018-04-18	04-18 & 10-18	3.25	160,000,000	159,226,564	149,107,754	AU3CB0252385
2029-10-18	2019-04-18	04-18 & 10-18	2.6	100,000,000	99,508,646	93,184,896	AU3CB0262590
				1,625,000,000	1,640,724,394	1,536,456,753
Adjustments relating to swap agreements				(1,625,000,000)	(1,638,514,408)	(1,534,387,210)
Total-Payable in Australian Dollars				$A-	$A 2,209,987	2,069,542
Payable in Pounds Sterling
Medium-Term Notes
2022-05-24	2017-05-24	05-24	0.875	300,000,000	299,975,324	492,476,832	XS1617864621
2023-12-15	2018-07-12	12-15	1.5	500,000,000	499,639,811	820,270,909	XS1855517097
2024-12-13	2019-09-05	12-13	0.75	250,000,000	249,634,618	409,831,264	XS2049767168
				1,050,000,000	1,049,249,753	1,722,579,005
Adjustements relating to swap agreements				(1,050,000,000)	(1,050,000,000)	(1,723,810,704)
Total-payable in Pounds Sterling				£-	£ (750,247)	-1,231,699

				Foreign Currency Units
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code	References
Payable in New Zealand Dollars
Medium-Term Notes
2028-07-05	2018-07-05	01-05 & 07-05	3.647	66,000,000	66,000,000	57,220,184	XS1851223369
2029-01-24	2018-07-24	01-24 & 07-24	3.635	49,000,000	49,000,000	42,481,652	XS1857521436
2029-04-10	2019-04-10	04-09 & 10-09	2.854	66,000,000	66,000,000	57,220,184	XS1980040577
				181,000,000	181,000,000	156 922 019
Adjustements relating to swap agreements				(181,000,000)	(180,691,128)	(156,654,235)
Total-payable in New Zealand Dollars				NZ$-	NZ$,308,872	267,784
Payable in Swedish Krona
2029-04-11	2019-04-11	04-11	1.169	1,700,000,000	1,700,000,000	227,119,840	XS1980856345
Adjustements relating to swap agreements				(1,700,000,000)	(1,698,208,089)	(226,880,441)
Total-payable in Swedish Krona				SEK-	SEK 1,791,911	239,399
Payable in Euros
2030-03-12	2010-03-12	03-12	4.14	75,000,000	75,000,000	103,897,992	—
2030-04-29	2010-04-29	04-29	4.02	35,000,000	35,000,000	48,485,730	—
2031-12-15	2011-12-15	12-15	3.50	27,000,000	27,000,000	37,403,277	—
2033-06-17	2013-06-17	06-17	2.644	65,000,000	65,000,000	90,044,926	—
Medium-Term Notes
2023-07-17	2013-07-17	07-17	2.25	1,000,000,000	999,370,546	1,384,434,574	XS0953580981	SFP(3): $1,358 million
2024-01-22	2014-01-22	01-22	2.375	1,000,000,000	998,264,747	1,382,902,702	XS1019493896
2025-01-15	2015-01-15	01-15	0.875	1,750,000,000	1,746,462,871	2,419,386,472	XS1167203881
2025-04-07	2020-04-07	04-07	0.2	1,600,000,000	1,600,096,563	2,216,624,265	XS2152799529
2025-10-28	2015-10-28	10-28	1.125	1,100,000,000	1,096,205,603	1,518,580,813	XS1311586967
2027-05-04	2017-05-04	05-04	0.875	2,250,000,000	2,240,520,460	3,103,807,691	XS1606720131
2028-07-05	2018-07-05	07-05	0.875	1,000,000,000	993,991,650	1,376,983,154	XS1851229218
2029-10-15	2019-10-15	10-15		1,000,000,000	1,002,798,246	1,389,182,989	XS2065939469
2030-10-29	2020-10-29	10-29		2,250,000,000	2,254,054,116	3,122,555,953	XS2250201329
2031-05-05	2021-05-05		0.25	2,500,000,000	2,494,406,784	3,455,518,082	XS2338991941
2032-01-25	2022-01-25		0.5	2,250,000,000	2,233,296,274	3,093,799,979	XS2435787283
				17,902,000,000	17,861,467,862	24,743,608,600

Adjustements relating to swap agreements	(16,902,000,000)	(16,902,000,000)	(23,414,451,477)
Total-payable in Euros	€ 1,000,000,000	€ 959,467,862	1,329,157,123
Total-payable in foreign currencies			3,036,427,339
Total-Funded Debt of Borrowings-Government			246,990,727,119
(1) If more than one issue date, the date of the first issue in indicated.

Sinking Fund Provisions (“SFP”):

(1)	Québec has agreed to withdraw from the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 1% of the principal amount of the issue then outstanding and to deposit this sum into the general sinking fund for the purpose of repayments of those borrowings at maturity.
(2)	Québec has agreed to withdraw from the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 2% of the principal amount of the issue then outstanding and to deposit this sum into the general sinking fund for the purpose of repayments of those borrowings at maturity.
(3)	Québec has agreed to withdraw, from time to time, sums taken from the Consolidated Revenue Fund and to deposit these sums into the general sinking fund for the purpose of repayments of those borrowings at maturity.

Puttable (“Put”):

(1)	Payable at par at the option of the holder at any time prior to maturity.
(2)	Held and callable in whole or in part, at par at the option of the Minister of Finance of Québec on six days’ notice subject to the requirements of the Canada Pension Plan.
(3)	Redeemable prior to maturity at the option of the holder in whole or in part, on the date indicated at par upon prior notice.
(4)	Redeemable prior to maturity at the option of the holder in whole or in part, from the date indicated and on any subsequent Interest Payment Date at par upon prior notice.

Others:

(1)	$6,000,000 annually for 1998-04-01 & 1999-04-01; $5,000,000 annually from 2000-04-01 to 2004-04-01; $35,000,000 for 2005-04-01; $5,000,000 for 2006-04-01; $55,000,000 for 2026 04-01 and $110,000,000 annually for 2034-04-01 & 2035-04-01.
(2)	$2,000,000 for each Interest Payment Date from 1999-04-01 to 2000-10-01 and from 2004-10-01 to 2007-10-01 (with the exception of 2006-04-01: $4,000,000).
(3)	Coupon rate represents the effective yield on the borrowing.
(4)	Interest payable first day of June and December at 10% from June 1, 2006 to December 1, 2015 and 5 % from June 1, 2037 to December 1, 2056.
(5)	Interest payable first day of June and December at 14% from June 1, 2009 to December 1, 2013 and 9 % from June 1, 2042 to June 1, 2065.
(6)	Interest payable first day of June and December at 10% from June 1, 2012 to December 1, 2018 and 5 % from June 1, 2041 to June 1, 2065.
(7)	Interest payable first day of June and December at 8% from December 1, 2012 to December 1, 2021 and 5 % from June 1, 2043 to June 1, 2075.
(8)	Interest payable first day of June and December at 8% from December 1, 2007 to December 1, 2017 and from June 1, 2039 to December 1, 2076.
(9)	Payable in installments including principal and interest.
(10)	Borrowings contracted with the Canada Mortgage and Housing Corporation under the municipal infrastructure low-cost loans program. Payable in annual installments, including principal and interest.
(11)	The Coupon will be 4.00% for the first five years, 5.00% for the years 6 to 10, 6.00% for the years 11 to 15, and 7.10% thereafter.